UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal year ended:

December 31, 2022

Brazil Potash Corp.

(Exact name of issuer as specified in its charter)

Ontario, Canada

(Jurisdiction of incorporation or organization)

Not Applicable

(I.R.S. Employer Identification Number)

198 Davenport Road, Toronto, Ontario, Canada M5R 1J2

(Address of principal executive offices)

+1 (416) 309-2963

(Telephone number, including area code)

Common Shares, no par value

(Title of each class of securities issued pursuant to Regulation A)

PART II

INFORMATION TO BE INCLUDED IN REPORT

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this annual report on Form 1-K (which we refer to as this “Annual Report”) that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, taking into account the information currently available to us, we cannot guarantee future transactions, results, performance, achievements or outcomes, and our actual results and performance could differ materially from those set forth in any forward-looking statements. The cautionary statements set forth in this Annual Report identify important factors which you should consider in evaluating our forward-looking statements. These factors include, without limitation:

•

the need for significant capital resources for the development and construction of our potash mining project located in the Amazon potash basin near the city of Autazes (which we refer to as the “Autazes Project”);

•	the cost, timing, and results of our future development, mining and production activities;

•	our ability to obtain the necessary permits and licenses for the Autazes Project, including that, once obtained, such permits and licenses may be terminated or not renewed by governmental authorities;

•	our ability to purchase the remaining land for the development and operation of the Autazes Project;

•	the result of additional consultations with the local indigenous communities near the Autazes Project;

•	issues with the urban areas, rural communities, and cultural heritage and traditional communities which surround our operations and the procedures required for their prior consultation;

•	our ability to manage our development, growth and operating expenses;

•	our lack of operating history on which to judge our business prospects and management;

•	the possible material differences between our estimates of Mineral Reserves (as defined hereafter) and the mineral quantities we will actually recover;

•	lower than expected metallurgical assumptions;

•	mining industry operational risk, such as operator errors, mechanical failures and other accidents, including risks relating to tailings impoundments;

•	environmental, social and governance impacts and risks with respect to the development and operation of the Autazes Project; and

•	our ability to raise capital and the availability of future financing.

You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report, and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time.

Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

Item 1.	Business

Overview

We are a mineral exploration and development company with a potash mining project, the Autazes Project, located in the state of Amazonas, Brazil. Our technical operations are based in Manaus, Amazonas, Brazil and Belo Horizonte, Minas Gerais, Brazil, and our corporate office is in Toronto, Ontario, Canada. We are in the pre-revenue development stage and have not yet commenced any mining operations. Our plan of operations for the next few years includes securing the Installation License for the Autazes Project, and, subject to securing sufficient funds, commencing construction of the Autazes Project.

Once our operations commence, our operating activities will be focused on the extraction and processing of potash ore from our underground mine and selling and distributing the processed potash in Brazil.

Description of the Autazes Project and the Autazes Property

We engaged ERCOSPLAN, an engineering consulting firm with significant experience in the potash mining industry, to prepare the Technical Report, Update of the Autazes Potash Project—Pre-Feasibility Study (dated October 14, 2022) with respect to the Autazes Project ( which we refer to as the ‘Technical Report”). Unless stated otherwise, the information in this section is summarized, compiled or extracted from the Technical Report. Certain numeric values describing the Autazes Project and the Autazes Property disclosed herein have been converted from the metric system of measurement, which is used in the Technical Report, to the imperial system of measurement commonly used in the United States. A summary of the Technical Report is included as Exhibit 15.1 to this Annual Report.

Regional Geology, Deposits and Potash Mineralization

Our potash deposits are situated in the northwestern part of Brazil, in the Amazon Basin, which is a large Paleozoic basin that covers approximately 200,000 square miles.

The sedimentary rocks of the Amazon Basin overlap the Pre-Cambrian rocks of the Guiana Shield to the north and the Central Brazil Shield to the south. The thickness of the strata above the Pre-Cambrian rocks is up to approximately 3.8 miles. Mineralization composition of the Amazon Basin is described as sylvinite with layers of halite, anhydrite and/or others (e.g., kieserite, polyhalite, and others). The Amazon Basin contains rocks ranging in age from the Proterozoic to Permian periods, which are overlain by rocks from the Cretaceous, Palaeogene, and Quaternary periods.

Location

The Autazes Property is located in the Amazon potash basin near the city of Autazes in the eastern portion of the state of Amazonas, Brazil, within the Central Amazon Basin, between the Amazon River and the Madeira River, approximately 75 miles southeast of the city of Manaus, northern Brazil.

The permitted area of the Autazes Project includes surface rights on the land on which our proposed mine, processing plant, tailings piles, and port for the Autazes Project will be constructed, encompassing an area of approximately 1.35 square miles. The mine, processing plant and tailings piles will be located approximately 12 miles northeast of the Autazes city center in a rural area, near the village of Lago Soares. The site for the port is located approximately 7.5 miles southeast of the processing plant site by road, in the village of Urucurituba on the banks of the Madeira River. The coordinates for each location are as follows:

Location	Longitude	Latitude
Production shaft	58° 58’ 25.983” W	3° 29’ 38.230” S
Processing plant (product loading point)	58° 58’ 22.475” W	3° 29’ 59.686” S
Port (product loading point)	58° 55’ 16.845” W	3° 32’ 43.915” S

Access

The Autazes Property can be accessed from the city of Manaus by crossing the Amazon River (Negro and Solimões) by boat or ferry in the stretch between the port of Ceasa in Manaus and the port of Careiro da Várzea on the right bank of the river, and then travelling via highways BR-319 (16 miles) and AM-254 (58 miles) to the Madeira River, which is also crossed by boat or ferry in order to reach the city of Autazes. From the city of Autazes, highway AM-254 extends approximately eight miles south to the western bank of the Madeira River. From there, access can be achieved by boat via an approximately 16 miles downstream journey on the Madeira River (northeast direction) to the boat mooring location at the Urucurituba village, at which the proposed port facilities for the Autazes Project will be located. A 7.5-mile unpaved road will be constructed between the Urucurituba village and the entrance to the mine.

Prior History

Prior to our development and planned operations, there is no recorded history of mining operations or development of mining infrastructure on the Autazes Property.

Present Condition

The areas of the Autazes Property where the planned mine entrance, processing plant, and port will be located were largely deforested several decades ago by its prior owners and are now primarily used for low density cattle farming. No work has been completed on the Autazes Property other than the exploration drill holes in connection with producing the Technical Report. There are no infrastructure, facilities, or equipment located on the Autazes Property.

Mining Rights

Our mineral rights for the Autazes Project are located in an area encompassing approximately 51 square miles located in the Amazon potash basin near the city of Autazes in the eastern portion of the state of Amazonas, Brazil, within the Central Amazon Basin, between the Amazon River and the Madeira River, approximately 75 miles southeast of the city of Manaus, northern Brazil. All mineral rights for the Autazes Project are held by our wholly-owned local subsidiary in Brazil, Potássio do Brasil Ltda., and are registered with the Brazilian National Mineral Agency.

Ownership of Land

Under our current development plan for the Autazes Project, we intend to own 42 properties on which the facilities and infrastructure for the Autazes Project will be located. We currently own, through Potássio do Brasil Ltda., 24 properties consisting of a total area of approximately 5.9 square miles, which include surface rights on the land on which our proposed mine shafts, processing plant, and port for the Autazes Project will be constructed. The remaining 18 properties consist of a total area of approximately 6.2 square miles, which are primarily the project sites for our two dry stacked tailings piles, and we have commenced discussions with the property owners to purchase these properties.

Planned Operations

When the construction of the Autazes Project is completed, the Autazes Property will include a mine site, a processing plant site, a port site and other general facilities.

Substantial work has been completed to develop and de-risk the Autazes Project, including public hearings, completion of our initial assessment, the environmental and social impact assessment, and the Technical Report, and the drilling of 43 exploration holes totaling approximately 121,000 feet, upon which the Mineral Resource and Mineral Reserve estimates in the Technical Report are based. Our current near-term goals are to have our Preliminary Environmental License reinstated and obtain the Installation License, both of which are required prior to starting construction of the Autazes Project.

We intend to start construction of our mining facilities once we have obtained the Installation License and sufficient funding is secured, and we estimate that construction will take at least approximately four years to complete.

Processing Plant

We have designed a processing plant, with an expected at-scale production capacity of up to approximately 2.7 million tons of muriate of potash (which we refer to as “MOP”) per year, based on processing up to approximately 9.4 million tons of run-of-mine (which we refer to as “ROM”) potash ore per year. Over the 17-year period of full run rate mining, we believe that the mine will supply the processing plant with an average of approximately 9.2 million tons of ROM potash ore per year, and the processing plant will have an expected at-scale production of an average of approximately 2.4 million tons of MOP per year. We believe that our metallurgy and processing methods will allow us to achieve a metallurgical recovery rate of 90.8% and a MOP product grade of 95% purity.

Power Supply

We expect that the power for the Autazes Project will be provided by a planned 500 kV power transmission line which will be an interconnection between an existing power station at Silves and a new power station at Autazes.

Estimated Capital Costs

The initial estimated capital costs for the Autazes Project (which do not include any sustaining capital expenditures), as included in the Technical Report, are broken out in the table below:

Area	Sub-Area	Total Costs (in millions (US$))
Mining	Underground Mine	$268.0
	Shafts	$433.4

Processing Plant and Equipment	Site – General	$68.3
	Processing Plant	$608.7
	Tailing Management	$72.1
	Utilities	$69.9
	Ancillary Services	$28.3
	Off-Site Facilities	$221.7

Direct Costs		$1,770.4
Indirect Costs		$135.2
Owners Costs		$165.8
Contingency		$200.2
TOTAL PROJECT COSTS (pre-tax)		$2,271.6
Taxes, Duties, Fees		$219.3
TOTAL PROJECT COSTS (after-tax)		$2,490.9

Mineral Resource and Mineral Reserve Estimates

The effective date of the Mineral Resource and Mineral Reserve estimates is October 14, 2022, and such estimates are based on drilling 43 diamond core holes totaling approximately 121,000 feet on the Autazes Property. The Mineral Resource and Mineral Reserve estimates were calculated and reported in accordance with the requirements of subpart 1300 of Regulation S-K—Disclosure by Registrants Engaged in Mining Operations (which we refer to as the “SEC Mining Modernization Rules”) under the Securities Act of 1933, as amended (which we refer to as the “Securities Act”), which govern disclosure for registrants with material mining operations.

Since certain of the original mineral rights on the Autazes Property intersect with the Jauary indigenous land, such mineral rights were segregated, resulting in mineral rights located outside the Jauary indigenous land and mineral rights located inside of it. The Mineral Resource estimate was conducted with respect to all of the mineral rights on the Autazes Property, but for those mineral rights located inside the Jauary indigenous land only Inferred Mineral Resources are reported. Therefore, the Mineral Reserve estimates are only reported for the mineral rights located outside the Jauary indigenous land, as such mineral rights are the only mineral rights currently being permitted for Autazes Project.

The following table shows the Mineral Resource estimates (excluding measured Mineral Reserve estimates, indicated Mineral Reserve estimates, and inferred Mineral Reserve estimates, respectively) at the Autazes Project:

Resource Category	Tons(1) (millions)	KCl (%)
Measured Mineral Resources (excluding measured Mineral Reserves)	18	22.5
Indicated Mineral Resources (excluding indicated Mineral Reserves)	48	25.9
Inferred Mineral Resources (excluding inferred Mineral Reserves)	107	30.3

(1)	Reflects values in U.S. tons, which have been converted from metric ton measurements used in the Technical Report.

For the Mineral Resource estimates, all drill holes that occur within, and in the vicinity of, the Autazes Project, and that contain complete assaying data from the potash horizon, have been used. The Mineral Resource estimates are reported as in-situ mineralization without application of an extraction ratio, and are based on a (i) cut-off grade of 10% KCl, (ii) minimum thickness of 3.28 feet, (iii) process (metallurgical) recovery averaging 90.8%, and (iv) product price of $381 per ton of MOP. For additional information regarding the Mineral Reserve estimates, see also Chapter 11: Mineral Resource Estimates of the Technical Report, a summary of which is included as Exhibit 15.1 to this Annual Report.

The following table shows the Mineral Reserve estimates at the Autazes Project:

Reserve Category	Tons(1) (millions)	KCl (%)
Proven Economically Recoverable Reserves	69	28.9
Probable Economically Recoverable Reserves	122	27.5
Proven and Probable Economically Recoverable Reserves	191	28.0

(1)	Reflects values in U.S. tons, which have been converted from metric ton measurements used in the Technical Report.

For the Mineral Reserve estimates, the following assumptions were used: (i) cut-off grade of 10% KCl, (ii) minimum mining heights of five feet for the production panel rooms and 11.5 feet for the main drifts and panel development drifts, (iii) extraction ratios of 50% to 59% for the main drifts and panels, based on geotechnical factors, (iv) a process (metallurgical) recovery averaging 90.8%, (v) product price of $381 per ton of MOP, (vi) royalties at rate of 2% of our gross revenue to the Federal Government of Brazil, (vii) royalties at rate of 1% of our gross revenue to owners of surface rights of any land not owned by us, and (viii) operating costs associated with the mine plan. For additional information regarding the Mineral Reserve estimates, see also Chapter 12: Mineral Reserve Estimates of the Technical Report, a summary of which is included as Exhibit 15.1 to this Annual Report.

Regulatory Overview

Brazilian Mining Regulations

Under the Brazilian Constitution, all Mineral Resources are initially the property of the Federal Government of Brazil until applicable permits, licenses, concessions, and mineral rights are granted to qualified and approved mining applicants. The right to explore and exploit Mineral Resources in Brazil are regulated by the Brazilian National Mineral Agency under Brazilian Decree-Law No. 227/1967 (which we refer to as the “Brazilian Mining Code”), regulated by Brazilian Decree No. 9.406/2018, and applicable policies of the Brazilian Ministry of Mines and Energy. Only Brazilian citizens, or legal entities incorporated in Brazil under Brazilian law, may be entitled to conduct mining activities, including commercially exploiting Mineral Resources, in Brazil.

In order to develop, construct, and commence the mining operations of the Autazes Project, we must undertake a licensing procedure pursuant to which the applicable federal, state, or municipal environmental authorities in Brazil will license, approve and authorize the location, exploration and development activities, construction, and operation of the Autazes Project. It is not always clear which level of government or regulatory agency in Brazil has regulatory authority over mining projects, and therefore, we believe that it would not be unusual if other Brazilian regulatory agencies challenge the regulatory authority of the Brazilian National Mineral Agency over environmental licensing of mining projects, which may create uncertainties as to whether the Autazes Project should be licensed by Brazilian federal or state regulatory agencies. Public prosecutors also have influence on such challenges or disputes, including through judicial actions.

The following summarizes the various permits and licenses that are required in order to be fully authorized to operate a mine in Brazil:

Current Status of our Licensing Process

Our current near-term goals are to have Licença Prévia (which we refer to as our “Preliminary Environmental License”) reinstated and obtain the Licença de Instalação (which we refer toas the “Installation License”), both of which are required prior to starting construction of the Autazes Project. The reinstatement of our Preliminary Environmental License is subject to the initiation of our additional consultations with the indigenous communities near the Autazes Project in accordance with International Labour Organization Convention 169 (also known as the Indigenous and Tribal Peoples Convention (1989)). There are two major steps that need to be followed in connection with these consultations. The first step is that the indigenous communities need to determine the means of, and who within their tribes will be involved in, the consultations. The first step has been completed. The second step is the actual consultation process, which initially started in November 2019 but was suspended due to the outbreak of COVID-19. In April 2022, following the lifting of COVID-19 related restrictions, we resumed our additional consultations with the Mura indigenous people, who make up the over 40 indigenous communities and tribes near the Autazes Project. Such consultations are being conducted in accordance with International Labour Organization Convention 169 and are currently ongoing.

Additionally, the reinstatement of our Preliminary Environmental License and the issuance of the Installation License are subject to the review and approval by Fundação Nacional do Índio (which we refer to as “FUNAI”) of an indigenous impact study (which we refer to as our “Indigenous Component Study”), which was submitted by us to FUNAI in November 2022. Following FUNAI’s approval, our Indigenous Component Study and FUNAI’s approval will be submitted to (i) the court overseeing the civil investigation opened by Brazil’s federal prosecution office in December 2016 (which we refer to as the “December 2016 Civil Investigation”) to decide whether the suspension of our Preliminary Environmental License will be lifted, and (ii) the Brazilian Amazonas Environmental Protection Institute for its review (including with respect to the three Indigenous Support Programs included in our Indigenous Component Study). At such point following the completion of these steps, we would have also satisfied the two remaining items to be completed in order for us to obtain the Installation License. It is possible, however, that the court overseeing the December 2016 Civil Investigation and/or the Brazilian Amazonas Environmental Protection Institute may interpret the March 2017 Suspension Agreement (as defined hereafter) as requiring the completion of our consultations with the Mura indigenous communities near the Autazes Project in accordance with International Labour Organization Convention 169 prior to the reinstatement of our Preliminary Environmental License and/or the issuance of the Installation License, respectively. See “—Legal Proceedings” below.

Environmental Regulations

Our exploration and development activities are, and our future mining operations will be, subject to environmental laws and regulations in Brazil. We currently, and will continue to, maintain an operating policy that seeks to comply with all applicable environmental laws and regulations.

Strategic Relationships

Amaggi Offtake Agreement

In September 2022, we entered into a non-exclusive offtake agreement (which we refer to as the “Amaggi Offtake Agreement”) with Amaggi Exportação E Importação Ltda. (which we refer to as “Amaggi”), pursuant to which we will supply to Amaggi, and Amaggi will purchase from us, a certain minimum quantity of our potash product each year, which minimum quantity will generally be approximately 551,000 tons of potash per year following a three-year ramp-up period. If we fail to supply, or Amaggi fails to purchase, between 20% and 50% of such minimum quantity in any given year, a penalty would be imposed on us or Amaggi, respectively, that is equal to the product of (i) the quantity of potash that we fail to supply or Amaggi fails to purchase, as applicable, and (ii) 30% of the purchase price charged by us for our potash product during that year, and if we fail to supply, or Amaggi fails to purchase, above 50% of such minimum quantity in any given year, a penalty would be imposed on us or Amaggi, respectively, that is equal to the product of (a) the quantity of potash that we fail to supply or Amaggi fails to purchase, as applicable, and (b) 50% of the purchase price charged by us for our potash product during that year. Amaggi may also request to increase the minimum quantity in any given year during the term of the Amaggi Offtake

Agreement, subject to our confirmation that we will have sufficient production and availability of our potash product at the Autazes Project. Under the Amaggi Offtake Agreement, the purchase price for our potash will be payable in Brazilian real, will be based upon, among other factors, the prevailing market prices for potash at the time purchase orders are placed by Amaggi, and will be subject to a discount that will be applied to purchases made by Amaggi. Additionally, Amaggi has an option to lock in the purchase price for our potash for an entire year under the Amaggi Offtake Agreement.

The term of the Amaggi Offtake Agreement is 17 years commencing upon the conclusion of a test period of up to six months in order to confirm specifications for our potash product and satisfy certain other customary conditions precedent. For more information regarding the terms of the Amaggi Offtake Agreement, see the full text of the Amaggi Offtake Agreement, which is included as an exhibit to this Annual Report.

Amaggi Distribution and Marketing Agreement

In September 2022, we entered into a distribution and marketing agreement (which we refer to as the “Amaggi Distribution and Marketing Agreement”) with Amaggi, pursuant to which Amaggi has the exclusive right to distribute and market, and provide certain advisory services to us with respect to, our potash product that we will produce at the Autazes Project, subject to certain exceptions. Under the Amaggi Distribution and Marketing Agreement, Amaggi will be entitled to a commission that will be calculated based on the gross sales value of the potash marketed and distributed by Amaggi, provided that, to the extent we make any sales of our potash to any third parties without the assistance of Amaggi, we will pay to Amaggi an agreed-upon percentage of the gross value of such other sales of our potash.

The term of the Amaggi Distribution and Marketing Agreement is 15 years commencing upon the start of commercial potash production at the Autazes Project. For more information regarding the terms of the Amaggi Distribution and Marketing Agreement, see the full text of the Amaggi Distribution and Marketing Agreement, which is included as an exhibit to this Annual Report.

Hermasa Shipping Agreement

In September 2022, we entered into a shipping agreement (which we refer to as the “Hermasa Shipping Agreement”) with Hermasa Navegação da Amazônia Ltda. (which we refer to as “Hermasa”), pursuant to which, Hermasa will transport, ship and deliver our potash product that we will produce at the Autazes Project to ports located in various locations throughout Brazil. Under the Hermasa Shipping Agreement, Hermasa has the exclusive right to transport our potash to ports located in Miritituba and Porto Velho, and has a first right of refusal to transport our potash to all other ports in Brazil. Under the Hermasa Shipping Agreement, we are obligated to provide for delivery, and Hermasa is obligated to transport, ship and deliver, a certain minimum quantity of potash each year during the term of the Hermasa Shipping Agreement which minimum quantity will range between approximately 2.2 to 3.0 million tons of potash following a four-year ramp-up period. Our failure to provide, or Hermasa’s failure to transport, the minimum quantity of potash will result in a penalty to us or Hermasa, as applicable. We will pay Hermasa a delivery fee of a fixed rate per metric ton of potash delivered, subject to a monthly adjustment for fuel prices and an annual adjustment for inflation.

The term of the Hermasa Shipping Agreement is 15 years commencing immediately after a six-month trial period. For more information regarding the terms of the Hermasa Shipping Agreement, see the full text of the Hermasa Shipping Agreement, which is included as an exhibit to this Annual Report.

Competition

The potash mining industry is subject to competitive factors, including, among others, the following:

•	Global macro-economic conditions and shifting dynamics could lead to a sustained environment of reduced demand for potash, and/or low commodity prices, which could favor competitors;

•	Our products will be subject to price competition from both domestic and foreign potash producers;

•	Potash is a global commodity with little or no product differentiation;

•

Most of the potash mining companies with which we will be competing have a developed potash mining and production capacity, existing customer relationships, and greater financial resources and technical capabilities than we have at this point in time;

•

Competitors and potential new entrants in the markets for potash have in recent years expanded capacity, begun construction of new capacity, or announced plans to expand capacity or build new facilities; and

•

Some potash customers require access to credit to purchase potash, and a lack of available credit to customers could adversely affect demand for our potash as there may be an inability for such customers to replenish their inventories due to a lack of credit.

Furthermore, the mining business is competitive in all phases of exploration, development and production. As a result of this competition, we may in the future be unable to raise additional capital. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable to us. Our ability to raise additional capital will depend on our success in developing the Autazes Project.

Employees

As of the date of this Annual Report, our Company has 14 employees in Canada, and Potássio do Brasil Ltda. has 10 full-time and five part-time employees in Brazil. Members of our management team are based in Canada and Brazil. None of our employees is a party to a collective bargaining agreement, and we believe our relations with our employees are good.

Legal Proceedings

We received our Preliminary Environmental License for the Autazes Project from the Brazilian Amazonas Environmental Protection Institute in July 2015. In connection with our application for our Preliminary Environmental License, we and Golder conducted several rounds of consultations with local indigenous communities near the Autazes Project in accordance with the guidelines and requirements established by FUNAI. However, after receiving our Preliminary Environmental License, the Brazilian MPF opened the December 2016 Civil Investigation that questioned the validity of our Preliminary Environmental License based on a motion from a non-governmental organization that our consultations with indigenous communities were not conducted in compliance with International Labour Organization Convention 169. As a result of the December 2016 Civil Investigation, in March 2017, we agreed with the court overseeing the December 2016 Civil Investigation, the Brazilian MPF, the Brazilian Amazonas Environmental Protection Institute, the Brazilian National Mineral Agency, FUNAI, and representatives of the Mura indigenous people (who make up the over 40 indigenous communities and tribes near the Autazes Project) to suspend our Preliminary Environmental License, and to conduct additional consultations with the Mura indigenous people in accordance with International Labour Organization Convention 169 (which we refer to as “March 2017 Suspension Agreement”). For additional information regarding the suspension of our Preliminary Environmental License and our additional consultations with indigenous communities near the Autazes Project, see also “—Regulatory Overview—Current Status of our Licensing Process” above.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Annual Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed elsewhere in this Annual Report.

Our audited consolidated financial statements are prepared in accordance with International Financial Reporting Standards (which we refer to as “IFRS”) as issued by the International Accounting Standards Board. Our audited consolidated financial statements are compliant and up to date with all new financial accounting standards, as noted per IFRS.

Assessment of Impact of the COVID-19 pandemic to our Business Operations

Brazil has been hard hit by the COVID-19 pandemic with over 36.3 million cases and over 693,000 deaths as of December 31, 2022. The Amazon city of Manaus, which is the largest city near the Autazes Project, has been particularly hard hit, which resulted in temporary lockdown measures put into place to contain the surge of COVID-19 cases.

Our operations could be significantly adversely affected by the effects of a widespread global outbreak of a contagious disease and other unforeseen events, including the recent outbreak of the COVID-19 pandemic and the related economic consequences. For example, our additional consultations with indigenous communities near the Autazes Project in accordance with International Labour Organization Convention 169, which initially started in November 2019, were suspended in March 2020 due to the COVID-19 pandemic, and we were only recently allowed to resume such consultations in April 2022 following the lifting of COVID-19 related restrictions. We cannot accurately predict the impact the COVID-19 pandemic will have on our operations and the ability of others to meet their obligations with us, including uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could further affect our operations and our ability to finance our operations.

Results of Operations

Results of Operations for the Year Ended December 31, 2022 and the Year Ended December 31, 2021

Revenues

We did not generate any revenues for the years ended December 31, 2022 and 2021, as we are in the development stage and have not yet commenced any mining operations and potash production.

Operating Losses

Our operating loss increased to approximately $32.7 million for the year ended December 31, 2022, as compared to approximately $3.5 million for the year ended December 31, 2021, primarily due to the incurrence of (i) higher payments for share-based compensation in 2022 as compared to 2021, (ii) higher travel expenses in 2022 as compared to 2021 due to the lifting of COVID-19 travel restrictions, and (iii) higher professional fees in 2022 as compared to 2021. Our general and administrative expenses, consisting primarily of consulting and management fees, professional fees, share-based compensation, travel expenses, and general office expenses, were the primary contributors to our operating loss.

Net Loss

Our net loss increased to approximately $32.6 million for the year ended December 31, 2022, as compared to a net loss of approximately $4.0 million for the year ended December 31, 2021, primarily due to the higher general and administrative expenses that we incurred in 2022 as compared to 2021.

Liquidity and Capital Resources

To date, we have generated no cash from operations and negative cash flows from operating activities. All costs and expenses in connection with our formation, development, legal fees and administrative support have been funded by our borrowings under loan agreements, the proceeds from private placements of our Common Shares, including to our majority shareholders, and the proceeds from our Regulation A Offering.

Our future expenditures and capital requirements will depend on numerous factors, including, among other factors, the progress of our development efforts.

Our business does not currently generate any cash. We believe that we currently have sufficient capital to finance our development and operations through the fourth quarter of 2023, and we expect that we will be required to raise additional funds to finance our operations until such time that we can conduct profitable revenue-generating activities. No assurances can be made that we will be successful in obtaining additional equity or debt financing, or that ultimately, we will commence profitable operations and achieve positive cash flow.

Our approach to managing liquidity risk is to ensure that we will have sufficient liquidity to meet liabilities when due. As of December 31, 2022, we had a cash and cash equivalents balance of approximately $11.8 million to settle current liabilities of approximately $1.2 million. If, however, we do not have sufficient liquidity to meet current obligations, it will be necessary for us to secure additional equity or debt financing.

Summary of Cash Flows

Operating Activities

Net cash used in operating activities decreased to approximately $(8.2) million for the year ended December 31, 2022, as compared to approximately $(9.6) million for the year ended December 31, 2021, primarily due to changes in working capital, which was approximately $31.2 thousand for the year ended December 31, 2022 as compared to approximately $(6.4) million in 2021, as partially offset by increases in general and administrative expenses during the year ended December 31, 2022.

Investing Activities

Net cash used in investing activities increased to approximately $(3.5) million for the year ended December 31, 2022, as compared to approximately $(1.2) million for the year ended December 31, 2021, primarily due to an increase in spending on exploration and evaluation expenses to approximately $3.7 million in 2022 as compared to approximately $1.2 million in 2021.

Financing Activities

Net cash provided by financing activities decreased to approximately $8.3 million for the year ended December 31, 2022, as compared to approximately $25.9 million for the year ended December 31, 2021, primarily due to a decrease in the proceeds from our Regulation A Offering.

Debt Financings

We repaid all principal, accrued interest, and fees due and payable under all of the loan agreements described below, and as of the date of this Annual Report, we do not have any outstanding loans.

Loan Agreement with Sentient

On October 29, 2019, we entered into a loan agreement with Sentient Global Resource Fund IV LP, of which Andrew Pullar (a member of our board of directors) is the managing partner and a director. Pursuant to the terms of the loan agreement with Sentient Global Resource Fund IV LP, we borrowed from Sentient Global Resource Fund IV LP $1,000,000, on an unsecured basis, at an interest rate of 30% per annum, and with an initial repayment date of April 29, 2020 (which we refer to as the “Sentient Loan”). We also incurred a setup fee of $200,000 in connection with the Sentient Loan. On April 29, 2020, the parties extended the repayment date of the Sentient Loan to July 31, 2020, and we incurred an extension fee of $50,000 in connection therewith. The Sentient Loan began accruing interest on August 1, 2020. On September 30, 2021, we entered into an amended and restated loan agreement with Sentient Global Resource Fund IV LP, pursuant to which the principal and accrued interest due and payable under the Sentient Loan, along with the cumulative setup and extension fees of $250,000, totaling $1,599,794, was capitalized to the Sentient Loan balance as of September 30, 2021, and the repayment date was extended to June 30,

2022. The amended Sentient Loan accrued interest at a rate of 12%. The terms of the amended and restated loan agreement with Sentient Global Resource Fund IV LP included restrictive covenants which restricted us from incurring any other indebtedness with a maturity date earlier than June 30, 2022 and from making any payments of principal or interest under any loan agreements entered into on or after September 30, 2021 until the Sentient Loan was paid in full. On November 30, 2021, we repaid in full the Sentient Loan, including all principal, accrued interest, and fees due and payable, using a portion of our proceeds from our Regulation A Offering.

Loan Agreement with 2227929 Ontario Inc.

On June 15, 2020, we entered into a loan agreement (which we refer to as the “2227929 Ontario Loan Agreement”) with 2227929 Ontario Inc. Pursuant to the terms of the 2227929 Ontario Loan Agreement, we borrowed from 2227929 Ontario Inc. $40,000, on an unsecured basis, at an interest rate of 12% per annum, and with an initial maturity date of September 15, 2020. On September 15, 2020, the parties extended the maturity date under 2227929 Ontario Loan Agreement to December 15, 2020. On December 17, 2020 and during the three months ended March 31, 2021, we borrowed from 2227929 Ontario Inc. an additional $70,000 and $160,000, respectively, under the 2227929 Ontario Loan Agreement on the same terms as the initial loan. On December 15, 2020, the parties extended the maturity date under the 2227929 Ontario Loan Agreement to July 31, 2021, and on September 30, 2021, the parties further extended the maturity date under the 2227929 Ontario Loan Agreement to June 30, 2022. On November 29, 2021, we repaid in full all of the loans under the 2227929 Ontario Loan Agreement, including all principal and accrued interest due and payable, using a portion of our proceeds from our Regulation A Offering.

Loan Agreements with Aberdeen

On July 2, 2020, we entered into a loan agreement (which we refer to as the “Initial Aberdeen Loan Agreement”) with Aberdeen International Inc. (which we refer to as “Aberdeen”). Stan Bharti (our Executive Chairman) is the executive chairman, and Ryan Ptolemy (our Chief Financial Officer) is the chief financial officer, of Aberdeen. Pursuant to the terms of the Initial Aberdeen Loan Agreement, we borrowed from Aberdeen $100,000, on an unsecured basis, at an interest rate of 12% per annum, and with an initial maturity date of January 2, 2021. During 2020, we borrowed from Aberdeen an additional $348,000 under the Initial Aberdeen Loan Agreement on the same terms as the initial loan. On February 9, 2021, the parties extended the maturity date under the Initial Aberdeen Loan Agreement to July 31, 2021, and on September 30, 2021, the parties further extended the maturity date under the Initial Aberdeen Loan Agreement to June 30, 2022. On November 29, 2021, we repaid in full all of the loans under Initial Aberdeen Loan Agreement, including all principal and accrued interest due and payable, using a portion of our proceeds from our Regulation A Offering.

On April 1, 2021, we entered into a second loan agreement with Aberdeen (which we refer to as the “Second Aberdeen Loan Agreement”), pursuant to which we borrowed from Aberdeen $200,000, on an unsecured basis, at an interest rate of 12% per annum, and with an initial maturity date of December 31, 2021. On September 30, 2021, the parties extended the maturity date under the Second Aberdeen Loan Agreement to June 30, 2022. On November 29, 2021, we repaid in full the loan under Second Aberdeen Loan Agreement, including all principal and accrued interest due and payable, using a portion of our proceeds from our Regulation A Offering.

On August 4, 2021, we entered into a third loan agreement with Aberdeen (which we refer to as the “Third Aberdeen Loan Agreement”), pursuant to which we borrowed from Aberdeen $149,000, on an unsecured basis, at an interest rate of 12% per annum, and with an initial maturity date of December 31, 2021. On September 30, 2021, the parties extended the maturity date under the Third Aberdeen Loan Agreement to June 30, 2022. On November 29, 2021, we repaid in full the loan under Third Aberdeen Loan Agreement, including all principal and accrued interest due and payable, using a portion of our proceeds from our Regulation A Offering.

Loan Agreement with Sulliden

On October 22, 2020, we entered into a loan agreement with Sulliden Mining Capital Inc. (which we refer to as “Sulliden”). Stan Bharti (our Executive Chairman) is the executive chairman and interim chief executive officer, and Ryan Ptolemy (our Chief Financial Officer) is the chief financial officer, of Sulliden. Pursuant to the terms of the loan agreement with Sulliden, we borrowed from Sulliden $70,000, on an unsecured basis, at an interest rate of 12% per annum, and with an initial maturity date of December 21, 2020 (which we refer to as the “Sulliden Loan”). On February 10, 2021, the parties extended the maturity date of the Sulliden Loan to July 31, 2021, and on September 30, 2021, the parties further extended the maturity date of the Sulliden Loan to June 30, 2022. On November 29, 2021, we repaid in full the Sulliden Loan, including all principal and accrued interest due and payable, using a portion of our proceeds from our Regulation A Offering.

Loan Agreement with Greenway

On February 26, 2021, we entered into a loan agreement with Greenway Investments International Ltd. (which we refer to as “Greenway”). Pursuant to the terms of the loan agreement with Greenway, we borrowed from Greenway $138,603, on an unsecured basis, at an interest rate of 12% per annum, and with an initial maturity date of September 1, 2021 (which we refer to as the “Greenway Loan”). On September 30, 2021, the parties extended the maturity date of the Greenway Loan to June 30, 2022. On November 29, 2021, we repaid in full the Greenway Loan, including all principal and accrued interest due and payable, using a portion of our proceeds from our Regulation A Offering.

Loan Agreement with Newdene

On May 5, 2021, we entered into a loan agreement with Newdene Gold Inc. (which we refer to as “Newdene”). Pursuant to the terms of the loan agreement with Newdene, we borrowed from Newdene $135,000, on an unsecured basis, at an interest rate of 12% per annum, and with an initial maturity date of December 31, 2021 (which we refer to as the “Newdene Loan”). On September 30, 2021, the parties extended the maturity date of the Newdene Loan to June 30, 2022. On November 29, 2021, we repaid in full the Newdene Loan, including all principal and accrued interest due and payable, using a portion of our proceeds from our Regulation A Offering.

Regulation A Offering

Pursuant to an offering under Tier 2 of Regulation A promulgated under the Securities Act (which we refer to as our “Regulation A Offering”), we completed an offering of 10,118,706 Common Shares. Our Regulation A Offering was made pursuant to our Form 1-A Offering Statement, which was initially filed by us with the SEC on May 5, 2020 and qualified by the SEC on June 26, 2020, and our Post-Qualification Offering Circular Amendment No. 1 and Post-Qualification Offering Circular Amendment No. 2, which were filed by us with the SEC on June 25, 2021 and July 23, 2021, respectively, and qualified by the SEC on August 2, 2021. The Common Shares were offered in our Regulation A Offering at a purchase price of $4.00 per Common Share.

Our Regulation A Offering closed on August 2, 2022, with an aggregate of 10,118,706 Common Shares sold and approximately $40.5 million in gross proceeds raised, of which approximately $33.0 million was raised in 2021, and approximately $7.5 million was raised in 2022.

Going Concern

Our financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Our ability to continue as a going concern is contingent upon our ability to raise additional capital as required.

We incurred a net loss of approximately $32.6 million for the year ended December 31, 2022, and as of December 31, 2022, we had an accumulated deficit of approximately $99.6 million and working capital of approximately $10.9 million (including cash of approximately $11.8 million).

We require additional financing for working capital and the continuing development of the Autazes Project, as well as to repay our trade payables. As a result of our continuing operating losses, our continuance as a going concern is dependent upon our ability to obtain adequate financing to pay our current obligations, finance our development activities, and reach profitable levels of operation. It is not possible to predict whether any financing efforts will be successful or if we will obtain the necessary financing. We have previously been successful in raising the necessary financing to continue our operations in the normal course, and we have been able to consummate multiple equity financings through private placements of our Common Shares. Additionally, we have entered into various loan agreements to borrow funds to fund our operating expenses. Furthermore, we raised an aggregate of approximately $40.5 million in gross proceeds pursuant to our Regulation A Offering, which closed on August 2, 2022.

To date, we have generated no cash from operations and negative cash flows from operating activities. All costs and expenses in connection with our formation, development, legal fees and administrative support have been funded by our borrowings under loan agreements, the proceeds from private placements of our Common Shares, including to our majority shareholders, and the proceeds from our Regulation A Offering. Currently, we intend to finance our operations through additional equity and debt financings.

We continually evaluate our plan of operations to determine the manner in which we can most effectively utilize our limited cash resources. The timing of completion of any aspect of our plan of operations is highly dependent upon the availability of cash to implement that aspect of the plan and other factors beyond our control. However, there is no assurance that we will be successful in raising sufficient financing or achieving profitable operations to fund our operating expenses or future development of the Autazes Project. These circumstances raise a material uncertainty related to events or conditions that cast substantial doubt on our ability to continue as a going concern, and therefore, we may be unable to realize our assets and discharge our liabilities in the normal course of business. Our consolidated financial statements do not include any adjustments to the carrying amount or classification of assets and liabilities if we were unable to continue as a going concern. These adjustments may be material.

Capital Expenditures

We do not have any contractual obligations for ongoing capital expenditures at this time.

Contractual Obligations, Commitments and Contingencies

We are a party to certain consulting agreements, which provide, as of December 31, 2022, for aggregate change in control payments by us of approximately $8.0 million to certain of our executives and consultants upon the occurrence of a change in control (as such term is defined in each respective consulting agreement) of our Company, and aggregate termination payments by us of approximately $1.5 million upon the respective termination of such executives and consultants. As a triggering event under such consulting agreements has not taken place, these amounts have not been recorded on our consolidated financial statements.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements.

Trend Information

Because we are still in the start-up phase and have only commenced our mining exploration and development activities, we are unable to identify any recent trends in our revenue or expenses, including any known trends relating to uncertainties, demands, commitments or events involving our business that are reasonably likely to have a material effect on our revenues, income from operations, profitability, liquidity or capital resources, or that would cause the financial information in this Annual Report to be indicative of future operating results or financial condition.

Item 3.	Directors and Officers

Directors, Executive Officers and Significant Employees

The table below sets forth our directors, executive officers and significant employee of as of the date of this Annual Report.

Name	Position	Age	Term of Office	Approximate hours per week for part-time employees
Officers:

Stan Bharti	Executive Chairman and Managing Director	70	September 2016	10
Matthew Simpson	Chief Executive Officer and Managing Director	48	February 2015	20
David Gower	President and Managing Director	65	July 2009	10
Ryan Ptolemy	Chief Financial Officer	47	July 2011	20
Neil Said	Corporate Secretary	43	June 2018	20
Helio Diniz	Managing Director, Brazil	65	July 2009	20
Adriano Espeschit	President, Potássio do Brasil Ltda.	57	November 2021

Directors:

Andrew Pullar	Independent Director	50	September 2016
Pierre Pettigrew	Independent Director	70	December 2010
Carmel Daniele	Independent Director	57	February 2012

Significant Employee (N/A)

There is no arrangement or understanding between the persons described above and any other person pursuant to which the person was selected to his or her office or position.

Family Relationships

There are no familial relationships among any of our directors or executive officers.

Business Experience

Stan Bharti. Mr. Bharti has served as our Executive Chairman and a director on our board of directors since September 2016. Mr. Bharti has also been the Executive Chairman and President of Forbes & Manhattan, Inc., a global private merchant bank, since July 2001, and the Executive Chairman of Sulliden Mining Capital Inc., a mining development company, since January 2016. He also serves as a director on the boards of directors of several public and private companies. Mr. Bharti has over 30 years of experience in operations, public markets and finance. Over the last 15 years, he has been involved in acquiring, restructuring and financing resource companies. Mr. Bharti is a licensed Professional Mining Engineer, and holds a Master of Science degree in Engineering from Lumba University in Russia, and a Master of Science degree in Engineering from the University of London in England.

Matthew Simpson. Mr. Simpson joined our Company in October 2014 and has served as our Chief Executive Officer and a director on our board of directors since February 2015. Mr. Simpson has also been the Chief Executive Officer and a director on the board of directors of Black Iron, Inc., a Toronto Stock Exchange listed iron ore exploration and development company, since October 2010. Prior to joining our Company, Mr. Simpson worked for the Iron Ore Company of Canada (which we refer to as “IOC”), a subsidiary of Rio Tinto plc and Mitsubishi Corp, from 2002 to 2010. At IOC, he held several progressive roles in Business Evaluation, Operations Planning, Continuous Improvement, and, in his last three years, as Mine General Manager. His work with IOC primarily took place at their Carol Lake iron ore deposit in Labrador. Prior to joining IOC, Mr. Simpson worked as a process engineer for Hatch Ltd., designing and debottlenecking metallurgical refineries around the world. Mr. Simpson has extensive experience in mine design, operations and project management. Mr. Simpson holds a Bachelor of Science degree in Chemical Engineering, as well as a Master of Business Administration degree, from Queen’s University in Canada.

David Gower. Mr. Gower has served as our President and a director on our board of directors since July 2009. Mr. Gower has also been the Chief Executive Officer of Emerita Resources Corp., a mining development company (which is part of the Forbes & Manhattan, Inc. group of companies), since December 2013. Mr. Gower has over 25 years of experience in exploration with Falconbridge Limited where he was a member of the senior operating team responsible for mining projects from 1986 to 2006. Mr. Gower has led exploration teams responsible for brownfield discoveries at Raglan and Sudbury, Matagami, Falcondo (Dominican Republic), greenfield discoveries at Araguaia in Brazil and Kabanga in Tanzania, and significant increases in known resources at Kabanga in Tanzania and El Pilar in Mexico. Mr. Gower holds a Bachelor of Science degree in Geology from Saint Francis Xavier University in Canada, and a Master of Science degree in Earth Science from Memorial University of Newfoundland and Labrador in Canada.

Ryan Ptolemy. Mr. Ptolemy has served as our Chief Financial Officer since July 2011. Mr. Ptolemy is a Chartered Professional Accountant, Certified General Accountant, and CFA charter holder. Mr. Ptolemy is also the Chief Financial Officer of various Toronto Stock Exchange and NEO Exchange listed public companies in the investment, fintech, and mining industries, as part of the Forbes & Manhattan, Inc. group of companies, such as EV Technology Group Ltd. (since November 2020), Sulliden Mining Capital Inc. (since June 2020), Aberdeen International Inc. (since October 2010), Belo Sun Mining Corp. (since March 2010), and Valour Inc. (since October 2009). Mr. Ptolemy holds a Bachelor of Arts degree in Administrative and Commercial Studies from Western University in Canada.

Neil Said. Mr. Said has served as our Corporate Secretary since June 2018. Mr. Said has also been the corporate secretary of Belo Sun Mining Corp., a Toronto Stock Exchange listed mining company, since July 2020, and the chairman of Bluelake Minerals AB, a company that explores and develops mineral properties, since January 2019. Prior to that, Mr. Said served as the corporate secretary of several companies, including at Arena Minerals Inc. from July 2015 to November 2017, and Fura Gems Inc. from February 2013 to November 2017. Mr. Said is also a business executive and corporate securities lawyer who provides consulting services to various private companies and Toronto Stock Exchange, TSX Venture Exchange, NEO Stock Exchange and Canadian Securities Exchange listed public companies in the mining, oil & gas, cannabis, gaming, and technology industries, as part of the Forbes & Manhattan, Inc. group of companies. Mr. Said previously worked as a securities lawyer at a large Toronto corporate law firm, where he worked on a variety of corporate and commercial transactions. Mr. Said holds a Bachelor of Business Administration (Honors) degree with a minor in Economics from Wilfrid Laurier University in Canada, and a Juris Doctor degree from the Faculty of Law at the University of Toronto in Canada.

Helio Diniz. Mr. Diniz has served as our Managing Director, Brazil Operations since July 2009. Mr. Diniz has 40 years of experience with exploration and mining activities. Mr. Diniz started his career with GENCOR South Africa where he was involved in the evaluation and development of the Sao Bento gold mine in Brazil, currently operated by Eldorado Gold Corp. He then went on to work for Xstrata (now Glencore) as a Managing Director during which he discovered the world class Araguaia Nickel Deposit (over 110 million tons, 1.5% Ni). Mr. Diniz then went on to set up several companies, such as Falcon Metais and HDX Consultoria, to identify, explore and develop mining opportunities in Brazil. During this time, he founded and developed several companies for the Forbes & Manhattan, Inc. group focusing on different commodities such as potash with Brazil Potash, phosphate with Aguia Metais, gold with Belo Sun Mining, and oil shale with Irati Petroleo e Energia Ltda. Mr. Diniz holds a Bachelor of Science degree in Geology from the Federal University of Minas Gerais in Brazil.

Adriano Espeschit. Mr. Espeschit has served as the President of Potássio do Brasil Ltda., our wholly-owned local subsidiary in Brazil, since September 2021. Prior to joining Potássio do Brasil Ltda., Mr. Espeschit was an Executive Director at J. Mendo Consultoria Ltda. from February 2010 to September 2021, an Operations Director at Mirabela Nickel from September 2008 to January 2010, a General Manager at the Mouth Keith Nickel Operations of BHP Billiton Australia from January 2007 to September 2008, a Project Leader at Shell Canada from November 2005 to December 2006 where he worked with the Fort McKay First Nation, and a General Manager at the Sossego Project at Vale S.A. from July 2000 to March 2005. Mr. Espeschit has over 35 years of experience building and operating mines globally for international companies, including having been involved in several mutually successful consultations with indigenous communities and working as contract leader at the Petromisa Potash mine in Brazil. Mr. Espeschit is a member of the Society for Mining Metallurgy and Exploration, the Canadian Institute of Mining, Metallurgy and Petroleum, and the Australian Institute of Mining and Metallurgy. Mr. Espeschit holds a Bachelor of Science degree in Mining Engineering from the Federal University of Minas Gerais in Brazil, and a Master of Business Administration degree in Strategic Business Management from São Paulo University in Brazil.

Andrew Pullar, Director. Mr. Pullar has served as a director on our board of directors since September 2009. Mr. Pullar has also been the Managing Partner of Sentient Equity Partners, a private equity investment firm that manages nearly $3.0 billion of investments in the development of quality metal, mineral and energy assets across the world, since July 2017. In addition to his board responsibilities for the Sentient Executive Funds, Mr. Pullar sits on the boards of directors of several mining and development companies. Prior to Sentient Equity Partners, Mr. Pullar was the Chief Executive Officer of The Sentient Group, which is a private equity fund focused on natural resources, from April 2013 to June 2017. Prior to The Sentient Group, Mr. Pullar worked for a select group of blue-chip mining, consulting and investment companies in Africa, Europe and Australia. Mr. Pullar is also a member of the Australasian Institute of Mining and Metallurgy. Mr. Pullar holds a Bachelor of Science degree in Mining Engineering from University of the Witwatersrand in South Africa, a South African Mine Managers Certificate, and a UKSIP Investment Manager Certificate.

Hon. Pierre Pettigrew. Mr. Pettigrew has served as a director on our board of directors since December 2010. Mr. Pettigrew has also been an Executive Advisor, International at Deloitte & Touche, LLP since October 2006, and has served as the chair of the board of the Asia Pacific Foundation of Canada since July 2019. Mr. Pettigrew also serves as a director on the boards of directors of several public companies. Prior to Deloitte & Touche, from January 1996 to February 2006, Mr. Pettigrew led a number of senior departments in the Government of Canada, and, among other positions, he has served as the Minister of Foreign Affairs, Minister for International Trade, Minister of Human Resources Development, and Minister of International Cooperation. Mr. Pettigrew was also part of the Government of Canada’s Special Envoy for the Canada European Union Trade Agreement. Mr. Pettigrew holds a Bachelor of Arts degree in Philosophy from the University of Quebec in Trois- Rivieres and a Master’s of Philosophy degree in International Relations from the University of Oxford, and he graduated from the Directors Education Program at the Rotman School of Management, University of Toronto.

Carmel Daniele, Director. Ms. Daniele has served as a director on our board of directors since February 2012. Ms. Daniele is also the founder and Chief Investment Officer of the CD Capital Natural Resources group of funds, which have raised over $650 million since 2006. Ms. Daniele has over 25 years of natural resources investment experience, including 10 years with Newmont / Normandy Mining where, as a senior executive in corporate from 1992 to 2003, she negotiated and structured cross-border mergers and acquisitions, including the three-way merger among Franco-Nevada, Newmont, and Normandy Mining that created the largest gold company in the world. Ms. Daniele began her career at Deloitte Touche Tohmatsu. She is also a Fellow of the Institute of Chartered Accountants. Ms. Daniele holds a Master of Laws (Corporate and Commercial) and a Bachelor of Economics degree in Accounting from the University of Adelaide in Australia.

Involvement in Certain Legal Proceedings

To our knowledge, none of our current directors or executive officers has, during the past five years:

•

had a petition under the federal bankruptcy laws or any state insolvency law filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person or any partnership in which he or she was general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing; or

•	been convicted in a criminal proceeding (excluding traffic violations and other minor offenses).

Compensation of Directors and Executive Officers

The following table represents information regarding the total compensation for the three highest paid executive officers or directors of the Company during the fiscal year ended December 31, 2022:

Name	Capacity in which compensation was received	Cash Compensation ($)		Other Compensation ($)		Total Compensation ($)
Stan Bharti	Executive Chairman	$579,996		$8,000,000	(1)	$8,579,996
Carmel Daniele	Independent Director	$—		$4,000,000	(2)	$4,000,000
Adriano Espeschit	President of Potássio do Brasil Ltda.	$136,209	(3)	$2,876,000	(4)	$3,003,209

(1)

Consists of 2,000,000 Deferred Share Units (which we refer to as “DSUs”) granted by us in 2022, all of which DSUs vested immediately. The dollar amount represents the fair value of the Common Shares underlying the DSUs as of the date of grant. Such fair value of the DSUs was determined based on the estimated market value per underlying Common Share of $4.00 as of the date of grant. See Note 14 to our audited consolidated financial statements as of and for the years ended December 31, 2022 and 2021, included elsewhere in this Annual Report.

(2)

Consists of 1,000,000 DSUs granted by us in 2022, all of which DSUs vested immediately. The dollar amount represents the fair value of the Common Shares underlying the DSUs as of the date of grant. Such fair value of the DSUs was determined based on the estimated market value per underlying Common Share of $4.00 as of the date of grant. See Note 14 to our audited consolidated financial statements as of and for the years ended December 31, 2022 and 2021, included elsewhere in this Annual Report.

(3)

Represents the aggregate amount of the base fee (converted into U.S. dollars based on the currency exchange rate between the Brazilian real and the U.S. dollar on December 31, 2022) earned in 2022 by, and paid by us to, J. Mendo Consultoria Empresarial Ltda. under the Espeschit Consulting Agreement (as defined and described under “—Consulting Agreements—J. Mendo Consultoria Empresarial Ltda.; Adriano Espeschit” below).

(4)

Consists of (i) 500,000 DSUs granted by us, in 2022, all of which DSUs vested immediately. The dollar amount represents the fair value of the Common Shares underlying the DSUs as of the date of grant. Such fair value of the DSUs was determined based on the estimated market value per underlying Common Share of $4.00 as of the date of grant. See Note 14 to our audited consolidated financial statements as of and for the years ended December 31, 2022 and 2021, included elsewhere in this Annual Report; and (ii) a stock option to purchase an aggregate of 500,000 Common Shares at an exercise price of $4.00 per share granted by us in 2022, with such stock option vesting ratably in four equal installments, with the first installment vesting on the date of grant and the additional installments vesting every six months thereafter. The dollar amount represents the fair value of the Common Shares underlying such stock options as of the date of grant. Such fair value was estimated using the Black-Scholes option pricing model. See Note 14 to our audited consolidated financial statements as of and for the years ended December 31, 2022 and 2021, included elsewhere in this Annual Report.

Director Compensation

Our board of directors currently consists of six directors. We paid an aggregate compensation of $4,800,000, consisting of $0 in cash payments and $4,800,000 in DSU grants (representing the fair value of the Common Shares underlying an aggregate of 1,200,000 DSUs as of the respective date of grant) to our directors as a group for the year ended December 31, 2022. Such fair value of the DSUs was determined based on the estimated market value per underlying Common Share of $4.00 as of the respective date of grant. See Note 14 to our audited consolidated financial statements as of and for the years ended December 31, 2022 and 2021, included elsewhere in this Annual Report. We currently do not pay our independent directors any cash compensation for their services as board members.

Consulting Agreements

We do not currently have employment agreements with any of our officers or employees. We have consulting agreements with the following executives, consultants and related entities as set forth below.

Consulting Agreement with Forbes & Manhattan Inc.; Stan Bharti

On October 1, 2009, we entered into an independent contractor agreement (which we refer to as the “F&M Consulting Agreement”) with Forbes & Manhattan, Inc., a company for which Stan Bharti, our Executive Chairman and a member of our board of directors, also serves as its executive chairman (which we refer to as “F&M”), pursuant to which F&M provides management services to us on a month-to-month basis, in exchange for the payment by us to F&M of a base fee of $15,000 per month. Either we or F&M may terminate the F&M Consulting Agreement upon 90 days’ written notice to the other party or upon a different period of time as may be mutually agreed upon by the parties.

On September 1, 2011, the parties amended the F&M Consulting Agreement to increase the base fee to $40,000 per month, and on February 1, 2015, the parties further amended the F&M Consulting Agreement to increase the base fee to $48,333 per month.

Gower Exploration Consulting Inc.; David Gower

On July 1, 2009, we entered into an independent contractor agreement (which we refer to as the “Gower Consulting Agreement”) with Gower Exploration Consulting Inc., a company controlled by David Gower (which we refer to together as “Gower”), our former President and a former member of our board of directors, pursuant to which Mr. Gower has been appointed and serves as the President of our Company and provides management services to us indefinitely, in exchange for the payment by us to Gower of a base fee of $25,000 per month plus a signing bonus of $75,000. We may terminate the Gower Consulting Agreement without cause by making a payment to Gower equal to six months of the base fee, and Gower may terminate the Gower Consulting Agreement by providing us with three-months’ notice.

On February 1, 2015, the parties amended the Gower Consulting Agreement to increase the base fee to $33,333 per month.

On January 1, 2019, the parties further amended the Gower Consulting Agreement to decrease the base fee to $0 per month, and to amend the provision relating to a change in control of our Company. Additionally, upon a change in control of our Company, all stock options granted under our Stock Option Plan to Gower, that have not yet vested, will vest immediately.

Helio Diniz

On July 1, 2009, we entered into an independent contractor agreement (which we refer to as the “Diniz Consulting Agreement”) with Helio Diniz, our Managing Director, Brazil Operations, pursuant to which Mr. Diniz has been appointed and serves as the Managing Director, Brazil Operations of our Company and provides management services to us indefinitely, in exchange for the payment by us to Mr. Diniz of a base fee of $10,000 per month plus a signing bonus of $30,000. Under the Diniz Consulting Agreement, we may terminate the Diniz Consulting Agreement without cause by making a payment to Mr. Diniz equal to six months of the base fee, and Mr. Diniz may terminate the Diniz Consulting Agreement by providing us with three-months’ notice.

On February 1, 2015, the parties amended the Diniz Consulting Agreement to increase the base fee to $33,333 per month, on January 1, 2020, the parties further amended the Diniz Consulting Agreement to decrease the base fee to $15,000 per month, and on January 1, 2022, the parties further amended the Diniz Consulting Agreement to decrease the base fee to $10,000 per month.

Neil Said

On January 1, 2014, we entered into an independent contractor agreement (which we refer to as the “Said Consulting Agreement”) with Neil Said, our Corporate Secretary, pursuant to which Mr. Said provides management services to us, in exchange for the payment by us to Mr. Said of a base fee of CAD$2,500 per month. We may terminate the Said Consulting Agreement without cause by making a lump sum payment to Mr. Said equal to 12 months of the base fee, and Mr. Said may terminate the Said Consulting Agreement by providing us with written notice.

On November 1, 2021, the parties amended the Said Consulting Agreement to increase the base fee to US$10,000 per month, which was retroactively effective as of January 1, 2021.

Ryan Ptolemy

On August 1, 2014, we entered into an independent contractor agreement (which we refer to as the “Ptolemy Consulting Agreement”) with Ryan Ptolemy, our Chief Financial Officer, pursuant to which Mr. Ptolemy has been appointed and serves as the Chief Financial Officer of our Company and provides management services to us on a month-to-month basis, in exchange for the payment by us to Mr. Ptolemy of a base fee of $5,000 per month. In addition, Mr. Ptolemy is entitled to participate in a group life insurance plan, accidental death and dismemberment plan, long-term disability plan, and extended health care and dental care plan at our Company’s expense. We may terminate the Ptolemy Consulting Agreement without cause by making a payment to Mr. Ptolemy equal to 12 months of the base fee and a pro rata share of any accrued and determined, but unpaid, bonuses, and Mr. Ptolemy may terminate the Ptolemy Consulting Agreement by providing us with three-months’ notice.

On November 1, 2021, the parties amended the Ptolemy Consulting Agreement to increase the base fee to

$10,000 per month, which was retroactively effective as of January 1, 2021.

Iron Strike Inc.; Matthew Simpson

On February 1, 2015, we entered into an independent contractor agreement (which we refer to as the “Iron Strike Consulting Agreement”) with Iron Strike Inc., a company controlled by Matthew Simpson (which we refer to together as “Simpson”), our Chief Executive Officer and a member of our board of directors, pursuant to which Mr. Simpson has been appointed and serves as the Chief Executive Officer of our Company and provides management services to us on a month to month basis, in exchange for the payment by us to Simpson of a base fee of $54,166.67 per month. We may terminate the Iron Strike Consulting Agreement without cause by making a payment to Simpson equal to six months of the base fee. Simpson may terminate the Iron Strike Consulting Agreement by providing us with three-months’ notice, and upon our receipt of such notice from Simpson, we may elect to immediately terminate the Iron Strike Consulting Agreement, in which case we are required to make a payment to Simpson equal to three months of the base fee.

J. Mendo Consultoria Empresarial Ltda.; Adriano Espeschit

On September 16, 2021, Potássio do Brasil Ltda., our wholly-owned local subsidiary in Brazil, entered into a services agreement (which we refer to as the “Espeschit Consulting Agreement”) with J. Mendo Consultoria Empresarial Ltda., a company controlled by Adriano Espeschit (which we refer to together as “Espeschit”), the President of Potássio do Brasil Ltda., pursuant to which Espeschit provides management and consulting services to Potássio do Brasil Ltda. indefinitely, in exchange for the payment by Potássio do Brasil Ltda. to Espeschit of a base fee of R$60,000 per month (which is approximately US$11,351 per month, based on the currency exchange rate between the Brazilian real and the U.S. dollar on December 30, 2022). Under the Espeschit Consulting Agreement, Espeschit is also eligible to receive a performance bonus in the amount of R$1,200,000 in the event of the final and irrevocable issuance of the Installation License for the Autazes Project. Additionally, under the Espeschit Consulting Agreement, Espeschit is entitled to stock options to purchase an aggregate of 500,000 Common Shares, which stock options were granted in January 2022 with an exercise price of $4.00 per share and vesting occurring semi-annually over the two years following the date of grant. Potássio do Brasil Ltda. may terminate the Espeschit Consulting Agreement without cause by providing Espeschit with 30 days’ notice. In the event that either party terminates the Espeschit Consulting Agreement due to the default of the other party, the non-defaulting party is entitled to (a) a compensatory payment equal to 10% of the estimated value of the Espeschit Consulting Agreement, (b) the corresponding losses and damages, and (c) procedural expenses and attorney’s fees.

Stock Option Plan

In 2009, we adopted our Stock Option Plan (which we refer to as our “Stock Option Plan”), pursuant to which we granted to the directors, executives, employees, and consultants of our Company stock options to purchase our Common Shares.

Share Reserve

The maximum number of Common Shares issuable from time to time under our Stock Option Plan is such number of Common Shares equal to 10% of the total number of Common Shares issued and outstanding as of the date of grant of a stock option award. In general, Common Shares subject to stock option awards granted under our Stock Option Plan that have not been issued because, for example, the stock option award expired without being exercised in full or the Common Shares were surrendered or retained by us in satisfaction of amounts owed with respect to the stock option award, will again become available to be subject to future stock option awards granted under our Stock Option Plan. If a stock option award has been surrendered in connection with the regranting of a new stock option award to the same optionee on different terms than the original award, then, if required, the new stock option award will be subject to the approval of the stock exchange on which our Common Shares are listed.

Administration

Our board of directors has designated our compensation committee to administer our Stock Option Plan. Our compensation committee has the authority, among other powers, to determine the terms of the stock option awards, including to interpret the terms of our Stock Option Plan and the related stock option agreements.

Stock Options

Our Stock Option Plan provides for the grant of stock options. The exercise price of all stock options granted under our Stock Option Plan is required to be at least equal to the fair market value of our Common Shares on the date of grant. The term of a stock option may not exceed 10 years.

Following the termination of the continuous service of a recipient of a stock option award, the recipient’s stock options may be exercised, to the extent vested, for the period of time specified in the applicable stock option agreement. However, a stock option may not be exercised after the expiration of its term.

Transferability of Stock Options

Our Stock Option Plan allows for the transfer of stock option awards only by will and/or the laws of descent and distribution. Only a qualitied successor to a deceased recipient of a stock option may exercise such award within the earlier of (i) one year following the date of the death of the recipient, and (ii) the expiration date of such stock option award.

Certain Adjustments

In the event of certain changes in our capitalization, in order to prevent enlargement of the benefits or potential benefits available under our Stock Option Plan, our board of directors will make adjustments to the number of Common Shares subject to outstanding stock option awards, the exercise price of outstanding stock option awards, and any other terms that require adjustment, as determined by board of directors.

Change in Control

Our Stock Option Plan provides that in the event of a “Change in Control” (as defined under our Stock Option Plan) of our Company, each outstanding stock option award will automatically vest and become exercisable.

Plan Amendments and Termination

Our Stock Option Plan will remain in place and continue to be effective to govern the terms of all outstanding stock options previously granted thereunder until all such outstanding stock options have been exercised, have expired, or have otherwise been terminated. Additionally, our board of directors has the authority to amend, suspend or terminate earlier our Stock Option Plan, provided, however, that shareholder approval is required within 12 months either before or after the adoption by our board of directors of a resolution authorizing any action that materially increases the benefits accruing to participants under our Stock Option Plan. However, our board of directors may amend the terms of our Stock Option Plan to comply with the requirements of any applicable regulatory authority, or as a result of changes in the policies of the NYSE relating to stock options, without obtaining the approval of our shareholders. Furthermore, under our Stock Option Plan, no amendment, suspension or termination of our Stock Option Plan may alter or impair any rights or obligations under any stock option awards previously granted, without the consent of such recipient of such stock option award.

Deferred Share Unit Plan

In 2015, we adopted our Deferred Share Unit Plan (which we refer to as our “Deferred Share Unit Plan”), pursuant to which we granted to the directors, officers and employees of our Company DSUs.

Share Reserve

The maximum number of Common Shares issuable from time to time under our Deferred Share Unit Plan is such number of Common Shares equal to 10% of the total number of Common Shares issued and outstanding as of the date of grant of a DSU award.

Administration

Our board of directors has designated our compensation committee to administer our Deferred Share Unit Plan. Our compensation committee has the authority, among other powers, to determine the terms of the DSU awards, including to interpret the terms of our Deferred Share Unit Plan and the related DSU agreements.

DSUs

In general, we will redeem vested DSUs held by a holder upon such holder ceasing to be a director, executive, officer, or employee of our Company, or upon the death of such holder, in exchange for the issuance of our Common Shares to such holder on the basis of one Common Share for each vested DSU.

Outstanding DSUs vest in accordance with terms and conditions established by our compensation committee as the administrator of our Deferred Share Unit Plan.

Transferability of DSUs

Our Deferred Share Unit Plan allows for the transfer of DSUs only by will and/or the laws of descent and distribution.

Certain Adjustments

In the event that a dividend (other than a stock dividend) is declared and paid on our Common Shares, holders of DSUs will be granted additional DSUs equal to the quotient of (i) the total amount of the dividends that would have been paid to such holder if the DSUs held by such holder on the dividend record date had been outstanding Common Shares, divided by (ii) by the market value of a Common Share on the dividend payment date.

In the event of certain other changes in our capitalization, in order to prevent enlargement of the benefits or potential benefits available under our Deferred Share Unit Plan, our compensation committee will make adjustments to the number of Common Shares subject to outstanding DSUs and any other terms that require adjustment, as determined by our compensation committee.

Changes in Control

Our Deferred Share Unit Plan provides that in the event of a “Change of Control” (as defined under our Deferred Share Unit Plan) of our Company, each outstanding DSU will automatically vest and become redeemable.

Plan Amendments and Termination

Our Deferred Share Unit Plan will remain in place and continue to be effective to govern the terms of all outstanding DSUs previously granted thereunder until all such outstanding DSUs have been settled or otherwise terminated. Additionally, our compensation committee has the authority to amend, modify and change the provisions of our Deferred Share Unit Plan, provided, however, that any action that will (i) materially increase the benefits under our Deferred Share Unit Plan, or (ii) terminate our Deferred Share Unit Plan, will require the approval of our board of directors and, if required, any stock exchange on which our Common Shares are listed and any other regulatory authorities having jurisdiction over us, and, provided, further, however, that any such amendment will only be effective if the Deferred Share Unit Plan will continue to meet the requirements of paragraph 6801(d) of the regulations to the Income Tax Act (Canada) or any successor provision.

Item 4.	Security Ownership of Management and Certain Securityholders

The following table shows the beneficial ownership of our Common Shares, as of April 28, 2023, held by (i) each person known to us to be the beneficial owner of more than 10% of any class of our voting securities; (ii) each director who is the beneficial owner of more than 10% of any class of our voting securities; (iii) each executive officer who is the beneficial owner of more than 10% of any class of our voting securities; and (iv) all of our directors and executive officers as a group. As of April 28, 2023, there were 140,929,082 Common Shares issued and outstanding.

Beneficial ownership is determined in accordance with the rules of the SEC, and generally includes voting power and/or investment power with respect to the securities held. Common Shares subject to convertible securities, options, warrants and other rights which are currently exercisable or which may become exercisable within 60 days of the date hereof, are deemed outstanding and beneficially owned by the person holding such convertible securities, options, warrants or other rights for purposes of computing the number of shares and percentage beneficially owned by such person, but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Except as indicated in the footnotes to this table, the persons or entities named have sole voting and investment power with respect to all Common Shares shown as beneficially owned by them.

The percentages below are based on fully diluted Common Shares as of the date of this Annual Report. Unless otherwise indicated in the footnotes below, the business address of each person listed is c/o 198 Davenport Road, Toronto, Ontario Canada M5R 1J2.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Directors and Officers:
Stan Bharti(1)	17,368,438 Common Shares	12.3%
Camel Daniele(2)	42,438,833 Common Shares	30.1%
Andrew Pullar(3)	29,710,912 Common Shares	21.1%
All of our executive officers and directors as a group (11 persons)	92,788,202 Common Shares	65.8%
Greater than 10% Stockholders:
Stan Bharti(1)	17,368,438 Common Shares	12.3%
Camel Daniele (2)	42,438,833 Common Shares	30.1%
Sentient(3)	29,710,912 Common Shares	21.1%

(1)

The 17,368,438 Common Shares represent 16,315,938 Common Shares held directly by Forbes & Manhattan (Barbados) Inc., 12,500 Common Shares held directly by Mr. Stan Bharti, and 1,040,000 Common Shares issuable upon the exercise of stock options held by Mr. Bharti. Mr. Bharti is the executive chairman of Forbes & Manhattan (Barbados) Inc., and, as such, Mr. Bharti has voting and investment power over the Common Shares held by Forbes & Manhattan (Barbados) Inc. Mr. Bharti disclaims beneficial ownership of the Common Shares held by Forbes & Manhattan (Barbados) Inc., except for any pecuniary interests therein. The address of Forbes & Manhattan (Barbados) Inc. is Lower Collymore Rock Road, Bridgetown, Barbados, and the address of Mr. Bharti is 65 Binscarth Road, Toronto, Ontario Canada, M4W 1Y8.

(2)

The 42,438,833 Common Shares represent 42,201,333 Common Shares held directly by CD Capital Natural Resources BPC LP (which we refer to as “CD Capital”), 137,500 Common Shares held directly by Ms. Carmel Daniele, and 100,000 Common Shares issuable upon the exercise of stock options held directly by CD Capital. Ms. Daniele is the founder and Chief Investment Officer of CD Capital, and, as such, Ms. Daniele has voting and investment power over the Common Shares beneficially held by CD Capital. Ms. Daniele disclaims beneficial ownership of the Common Shares held by CD Capital, except for any pecuniary interests therein. The address of each of CD Capital and Ms. Daniele is 105 Piccadilly, Penthouse Suite, London, W1J 7NJ, United Kingdom.

(3)

The 29,710,912 Common Shares represent 15,455,495 Common Shares held directly by Sentient Executive GP III, Ltd., 14,055,417 Common Shares held directly by Sentient Executive GP IV, Ltd. (which we refer to together with Sentient Executive GP III, Ltd. as the “Sentient Executive Funds”), and 200,000 Common Shares issuable upon the exercise of stock options held directly by Sentient Executive GP III, Ltd. Sentient Equity Partners is the head advisor to each of the Sentient Executive Funds. Mr. Andrew Pullar is the managing partner of Sentient Equity Partners and a director of each of the Sentient Executive Funds, and, as such, Mr. Pullar has voting and investment power over the Common Shares beneficially held by the Sentient Executive Funds. Mr. Pullar disclaims beneficial ownership of the Common Shares held by the Sentient Executive Funds, except for any pecuniary interests therein. The address of each of the Sentient Executive Funds, Sentient Equity Partners, and Mr. Pullar is Governors Square, Building 4, 2nd Floor, 23 Lime Tree Bay Avenue SMB, P.O. Box 32315, Grand Cayman KY1-1209, Cayman Islands.

Item 5.	Interest of Management and Others in Certain Transactions

Transactions with Related Persons

Except as described below and except for the consulting arrangements with our officers which are described above under “Item 3. Directors and Officers—Compensation of Directors and Executive Officers—Consulting Agreement”, the stock option plan which is described above under “Item 3. Directors and Officers—Compensation of Directors and Executive Officers—Stock Option Plan”, and the deferred share unit plan which is described above under “Item 3. Directors and Officers—Compensation of Directors and Executive Officers—Deferred Share Unit Plan”, in the last two fiscal years and in the current fiscal year, there has not been, nor is there currently proposed, any transaction in which we are or were a participant, the amount involved exceeds the lesser of $120,000 or 1% of the total assets at year-end for the last two completed fiscal years, and any of our directors, executive officers, holders of more than 10% of our common stock, or any immediate family member of any of the foregoing had or will have a direct or indirect material interest.

Loans from Related Parties

We repaid all principal, accrued interest, and fees due and payable under all of the loan agreements described below, and as of the date of this Annual Report, we do not have any outstanding loans.

Loan Agreement with Sentient

On October 29, 2019, we entered into a loan agreement with Sentient Global Resource Fund IV LP, of which Andrew Pullar (a member of our board of directors) is the managing partner and a director. For more information, see “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt Financings—Loan Agreement with Sentient”.

Loan Agreements with Aberdeen

On July 2, 2020, we entered into a loan agreement with Aberdeen. Stan Bharti (our Executive Chairman) is the executive chairman, and Ryan Ptolemy (our Chief Financial Officer) is the chief financial officer, of Aberdeen. For more information, see “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt Financings—Loan Agreements with Aberdeen”.

Loan Agreement with Sulliden

On October 22, 2020, we entered into a loan agreement with Sulliden, Stan Bharti (our Executive Chairman) is the executive chairman and interim chief executive officer, and Ryan Ptolemy (our Chief Financial Officer) is the chief financial officer, of Sulliden. For additional information, see “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt Financings—Loan Agreement with Sulliden”.

Certain Travel Expenses

We use certain charter flight services provided by Tali Flying LP for business travel. Stan Bharti (our Executive Chairman) is a director of Tali Flying LP. During the year ended December 31, 2022 and December 31, 2021, we incurred travel expenses payable to Tali Flying LP in the aggregate amount of approximately $1.8 million and $0.2 million, respectively. For more information, see Note 19 to our audited consolidated financial statements as of and for the years ended December 31, 2022 and 2021 included elsewhere in this Annual Report.

Review, Approval and Ratification of Related Party Transactions

Given our small size and limited financial resources, we have not adopted formal policies and procedures for the review, approval or ratification of transactions, such as those described above, with our executive officer(s), director(s) and significant shareholders. We intend to establish formal policies and procedures in the future, once we have sufficient resources and have appointed additional directors, so that such transactions will be subject to the review, approval or ratification of our Board, or an appropriate committee thereof. On a moving forward basis, our directors will continue to approve any related party transaction.

Item 6.	Other Information

None.

Item 7.	Financial Statements

Index to Financial Statements

FINANCIAL STATEMENTS OF BRAZIL POTASH CORP.

Audited Consolidated Financial Statements as of, and for the Years Ended, December 31, 2022 and 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Brazil Potash Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Brazil Potash Corp. and its subsidiary (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of loss and other comprehensive loss, changes in equity, and cash flows for the years ended December 31, 2022 and 2021, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2022 and 2021, and the results of its consolidated operations and its consolidated cash flows for the years ended December 31, 2022 and 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has an accumulated deficit that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ MNP LLP

Chartered Professional Accountants

Licensed Public Accountants

We have served as the Company’s auditor since 2021.

Mississauga, Canada

April 28, 2023

50 Burnhamthorpe Road West, Suite 900, Mississauga, Ontario, L5B 3C2 T: 416.626.6000 F: 416.626.8650 MNP.ca

Brazil Potash Corp.

Consolidated Statements of Financial Position

(Expressed in U.S. dollars)

As at:	December 31, 2022	December 31, 2021
ASSETS
Current
Cash and cash equivalents (Note 6)	$11,804,907	$15,144,419
Amounts receivable (Note 7)	167,854	2,616,544
Prepaid expenses (Note 8)	98,884	99,566

Total current assets	12,071,645	17,860,529
Non-current
Property and equipment (Note 9)	936,707	866,961
Exploration and evaluation assets (Note 10)	120,216,752	112,188,359

Total assets	$133,225,104	$130,915,849

LIABILITIES
Current
Trade payables and accrued liabilities (Notes 11, 19)	$1,154,872	$2,005,960

Total current liabilities	1,154,872	2,005,960
Non-current
Deferred income tax liability (Note 5)	1,883,661	1,617,383

Total liabilities	3,038,533	3,623,343
Equity
Share capital (Note 13)	235,611,237	227,154,731
Share-based payments reserve (Note 14)	63,924,814	43,023,258
Warrants reserve (Note 15)	604,000	604,000
Accumulated other comprehensive loss	(70,332,349)	(74,213,425)
Deficit	(99,621,131)	(69,276,058)

Total equity	130,186,571	127,292,506

Total liabilities and equity	$133,225,104	$130,915,849

Reporting entity and going concern (Note 1)

Commitments & contingencies (Note 20)

Approved by the Board of Directors on April 28, 2023

“STAN BHARTI”, Director

“ANDREW PULLAR”, Director

See accompanying notes to the consolidated financial statements.

Brazil Potash Corp.

Consolidated Statements of Loss and Other Comprehensive Loss

(Expressed in U.S. dollars)

	Year ended December 31, 2022	Year ended December 31, 2021
Expenses
Consulting and management fees (Note 19)	$2,713,548	$2,023,284
Professional fees	2,185,220	644,117
Share-based compensation (Notes 14, 19)	24,474,191	357,189
Travel expenses	2,704,879	231,821
General office expenses	183,843	148,715
Foreign exchange loss	62,479	68,243
Communications and promotions	398,880	62,528

Operating Loss	32,723,040	3,535,897
Finance costs	—	405,249
Finance income	(259,019)	(5,056)

Loss for the year before income taxes	32,464,021	3,936,090
Deferred income tax provision (Note 5)	155,360	93,276

Loss for the year	$32,619,381	$4,029,366
Other comprehensive loss:
Items that subsequently may be reclassified into net income:
Foreign currency translation	(3,881,076)	4,131,016

Total comprehensive loss for the year	$28,738,305	$8,160,382

Basic and diluted loss per share	$0.23	$0.03
Weighted average number of common shares outstanding - basic and diluted (Note 16)	139,629,405	131,176,764

See accompanying notes to the consolidated financial statements.

Brazil Potash Corp.

Condensed Consolidated Interim Statement of Changes in Equity

(Expressed in U.S. dollars)

	Common Shares		Warrants	Share-based payments reserve	Accumulated Other Comprehensive Loss	Accumulated Deficit	Shareholders’ Equity
	#	$	$	$	$	$	$
Balance, December 31, 2020	130,144,334	197,304,457	23,715,254	43,259,413	(70,082,409)	(89,245,146)	104,951,569
Deferred share units	—	—	—	651,045	—	—	651,045
Reg A Offering (Note 13)	8,248,220	32,992,880	—	—	—	—	32,992,880
Share issuance costs (Note 13)	—	(3,142,606)	—	—	—	—	(3,142,606)
Option expiry (Note 14)	—	—	—	(887,200)		887,200	—
Warrant Expiry (Note 15)	—	—	(23,111,254)	—	—	23,111,254	—
Net loss and comprehensive loss for the year	—	—	—	—	(4,131,016)	(4,029,366)	(8,160,382)

Balance, December 31, 2021	138,392,554	227,154,731	604,000	43,023,258	(74,213,425)	(69,276,058)	127,292,506

Balance, December 31, 2021	138,392,554	227,154,731	604,000	43,023,258	(74,213,425)	(69,276,058)	127,292,506
Deferred share units (Note 14(b))	—	—	—	22,996,915	—	—	22,996,915
Deferred share units exercised	666,667	1,666,668	—	(1,666,668)	—	—	—
Reg A Offering (Note 13)	1,869,861	7,479,444	—	—	—	—	7,479,444
Share issuance costs (Note 13)	—	(689,606)	—	—	—	—	(689,606)
Option extension (Note 14(a))	—	—	—	657,800	—	(537,800)	120,000
Option grant (Note 14(a))	—	—	—	1,725,617	—	—	1,725,617
Option expiry (Note 14)	—	—	—	(2,812,108)		2,812,108	—
Net loss and comprehensive loss for the year	—	—	—	—	3,881,076	(32,619,381)	(28,738,305)

Balance, December 31, 2022	140,929,082	235,611,237	604,000	63,924,814	(70,332,349)	(99,621,131)	130,186,571

See accompanying notes to the consolidated financial statements.

Brazil Potash Corp.

Consolidated Statements of Cash Flows

(Expressed in U.S. dollars)

	Year ended December 31, 2022 $	Year ended December 31, 2021 $
CASH FLOWS FROM
OPERATING ACTIVITIES
Loss for the year	(32,619,381)	(4,029,366)
Adjustment for:
Finance income	(259,019)	(5,056)
Finance costs	—	405,249
Share-based compensation	24,474,191	357,189
Deferred income tax provision	155,360	93,276

	(8,248,849)	(3,178,708)
Change in amounts receivable	890,292	(539,404)
Change in prepaid expenses	1,784	(54,193)
Change in trade payables and accrued liabilities	(860,869)	(5,836,694)

Net cash used in operating activities	(8,217,642)	(9,608,999)

CASH FLOWS FROM
FINANCING ACTIVITIES
Proceeds from Reg A offering, net of share issue costs	8,348,378	28,291,734
Loan proceeds	—	814,603
Loan repayment	—	(3,228,687)

Net cash from financing activities	8,348,378	25,877,650

CASH FLOWS FROM
INVESTING ACTIVITIES
Acquisition of property and equipment	(13,129)	(4,664)
Exploration and evaluation assets	(3,716,772)	(1,164,584)
Finance income	259,019	5,056

Net cash used in investing activities	(3,470,882)	(1,164,192)

Effect of exchange rate changes on cash and cash equivalents	634	(32,478)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(3,339,512)	15,071,981
CASH AND CASH EQUIVALENTS, beginning of year	15,144,419	72,438

CASH AND CASH EQUIVALENTS, end of year	11,804,907	15,144,419

SUPPLEMENTAL INFORMATION:
Depreciation of assets capitalized to exploration and evaluation assets	3,577	1,366
Share-based compensation included in exploration and evaluation assets	368,341	293,856
Change in receivable on Reg A offering	(1,558,540)	1,558,540

See accompanying notes to the consolidated financial statements.

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

1.	Reporting entity and going concern

Brazil Potash Corp. (the “Company”) was incorporated under the laws of the Province of Ontario, Canada by Articles of Incorporation on October 10, 2006. The Company remained inactive until June 16, 2009. On June 18, 2009, the Company’s subsidiary Potássio do Brasil Ltda. (the “Subsidiary”) was incorporated. The principal activity of Brazil Potash Corp. is the exploration and development of potash properties in Brazil. The Company’s head office is located at 198 Davenport Road, Toronto, Ontario, M5R 1J2, Canada.

The consolidated financial statements include the financial statements of the Company and its subsidiary that is listed in the following table:

		% Ownership
	Country of incorporation	December 31, 2022	December 31, 2021
Potassio do Brasil Ltda.	Brazil	100%	100%

The Company received its Preliminary Social and Environmental License (the “LP”) for its potash mining project in Brazil (the “Autazes Project”) from the Amazonas Environmental Protection Institute (“IPAAM”) in July 2015 based on submission of a full Environmental and Social Impact Assessment prepared by the Company and its consultant Golder Associates Inc. (“Golder”) in January 2015. Prior to receiving the LP, the Company and Golder participated in public hearings and conducted several rounds of consultations with local indigenous communities near the Autazes Project in accordance with the guidelines and requirements established by Fundação Nacional do Índio (“FUNAI”). Despite this work, the Brazil Federal Public Ministry opened a civil investigation in December 2016 that questioned the validity of the Company’s LP based on a motion from a non-governmental organization that the Company’s consultations with indigenous communities were not conducted in compliance with International Labour Organization Convention 169, as Brazil is a signatory to this international convention. As a result of the foregoing investigation, in March 2017, the Company agreed with the court overseeing such investigation, the Brazil Federal Public Ministry, the Brazilian Amazonas Environmental Protection Institute, the Brazilian National Mineral Agency, FUNAI, and representatives of the Mura indigenous people (who make up the over 40 indigenous communities and tribes near the Autazes Project) to suspend its LP and to conduct additional consultations with the local Mura indigenous communities near the Autazes Project in accordance with International Labour Organization 169 (the “March 2017 Suspension Agreement”).

The reinstatement of the Company’s LP is subject to the initiation of additional consultations with the indigenous communities near the Autazes Project in accordance with International Labour Organization Convention 169, as per the March 2017 Suspension Agreement. There are two major steps that need to be followed in connection with these consultations. The first step is that the indigenous communities need to determine the means of, and who within their tribes will be involved in, the consultations. The first step has been completed. The second step is the actual consultation process, which initially started in November 2019 but was suspended due to the outbreak of COVID-19. In April 2022, following the lifting of COVID-19 related restrictions, the Company resumed its additional consultations with the Mura indigenous people. Such consultations are being conducted in accordance with International Labour Organization Convention 169 and are currently ongoing. The Company believes it will complete the first of up to three rounds of such additional consultations with the indigenous communities involved in the second quarter of 2023.

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

1.	Reporting entity and going concern (continued)

Going Concern

The Company’s operations could be significantly adversely affected by the effects of a widespread global outbreak of a contagious disease and other unforeseen events, including the recent outbreak of a respiratory illness caused by COVID-19 and the related economic repercussions. The Company cannot accurately predict the impact COVID-19 will have on its operations and the ability of others to meet their obligations with the Company, including uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could further affect the Company’s operations and ability to finance its operations.

The preparation of the consolidated financial statements requires an assessment on the validity of the going concern assumption. The validity of the going concern concept is dependent on financing being available for the continuing working capital requirements of the Company and for the development of the Company’s projects.

The Company incurred a loss of $32,619,381 for the year ended December 31, 2022 ($4,029,366 for the year ended December 31, 2021) and as at December 31, 2022 had an accumulated deficit of $99,621,131 (December 31, 2021 – $69,276,058) and working capital of $10,916,773 as at December 31, 2022 (including cash of $11,804,907) (December 31, 2021 – working capital of $15,854,569 (including cash of $15,144,419)).

The Company requires equity capital and/or financing for working capital and exploration and development of its properties as well as to repay its trade payables and current liabilities. As a result of continuing operating losses, the Company’s continuance as a going concern is dependent upon its ability to obtain adequate financing and financing to repay its current obligations, finance its exploration and development activities, and to reach profitable levels of operation. It is not possible to predict whether financing efforts will be successful or if the Company will obtain the necessary financing in order to finance its exploration and development activities or to attain profitable levels of operations. Management has previously been successful in raising the necessary funding to continue operations in the normal course of operations and on April 1, 2021, May 5, 2021 and August 4, 2021, the Company entered into loan agreements to fund operating expenses, and during the years ended December 31, 2021 and 2022 completed Tier 2 offerings pursuant to Regulation A (Regulation A+) under the Securities Act of 1933 (see Note 13).

However, there is no assurance, that the Company will continue to be successful in closing the offering of shares, be successful in raising sufficient financing, or achieve profitable operations, to fund its operating expenses, or the future exploration and development of its properties. This raises substantial doubt about the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments to the carrying amount, or classification of assets and liabilities, if the Company was unable to continue as a going concern. These adjustments may be material. On the basis that additional funding as outlined above has and will be received when required, the directors are satisfied that it is appropriate to continue to prepare the consolidated financial statements of the Company on the going concern basis.

2.	Basis of preparation

(a)	Statement of compliance

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

The consolidated financial statements were authorized for issue by the Board of Directors on April 28, 2023.

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

2.	Basis of preparation (continued)

(b)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, unless otherwise disclosed.

(c)	Functional and presentation currency

Based on the economic substance of the underlying business transactions and circumstances relevant to the parent, the functional currency of the Company has been determined to be the U.S. dollar, with its subsidiary determining its own functional currency based on its own circumstances. The functional currency of Potássio do Brasil Ltda. has been determined to be the Brazilian Real. The Company’s presentation currency is the United States Dollar.

3.	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

(a)	Basis of consolidation

These consolidated financial statements comprise the financial statements of the Company and its wholly owned subsidiary, Potássio do Brasil Ltda., in Brazil as at December 31, 2022.

The Company’s subsidiary is fully consolidated from the date of acquisition or incorporation, being the date on which the Company obtained control, and continues to be consolidated until the date that such control ceases. These consolidated financial statements comprise results for the years ended December 31, 2022 and 2021.

The financial statements of the subsidiary are prepared for the same reporting period as the parent company, using consistent accounting policies.

All intra-company balances, income and expenses and unrealized gains and losses resulting from intra-company transactions are eliminated in full upon consolidation.

(b)	Foreign currency transactions

Transactions in foreign currencies are initially recorded in the functional currency at the rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange at the consolidated statements of financial position date. All differences are taken to statements of loss and other comprehensive loss.

For presentation of Company’s consolidated financial statements, if the functional currency of the Company or its subsidiary is different than U.S. dollars as at the reporting date, the assets and liabilities are translated into U.S. dollars at the rate ruling at the statements of financial position date and the income and expenses are translated using the average exchange rate for the period. The foreign exchange differences arising are recorded in the cumulative translation account in other comprehensive income. On disposal of a foreign entity the deferred cumulative amount recognized in equity relating to the particular operation is recognized in the consolidated statements of loss and other comprehensive loss.

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant accounting policies (continued)

(c)	Cash and cash equivalents

Cash and cash equivalents in the consolidated statements of financial position comprise cash at banks and on hand, and short-term deposits with an original maturity of three months or less, which are readily convertible into a known amount of cash.

(d)	Property and equipment

(i)	Recognition and measurement

Items of equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

(ii)	Depreciation

Depreciation calculated over the depreciable amount, which is the cost of an asset, or other amount substituted for cost, less its residual value.

The estimated lives for the current period are as follows:

•	Vehicle	5 years

•	Office equipment	5 years

•	Furniture and fixtures	10 years

The Company’s land is carried at cost.

Impairment of property and equipment:

When events or changes in the economic environment indicate a risk of impairment to property and equipment, an impairment test is performed to determine whether the carrying amount of the asset or group of assets under consideration exceeds its or their recoverable amount. Recoverable amount is defined as the higher of an asset’s fair value (less costs of disposal) and its value in use. Value in use is equal to the present value of future cash flows expected to be derived from the use and sale of the asset.

(e)	Exploration and evaluation assets

Costs incurred prior to obtaining the appropriate license are expensed in the period in which they are incurred.

Exploration and evaluation expenditures comprise costs of initial search for mineral deposits and performing a detailed assessment of deposits that have been identified as having economic potential. The cost of exploration properties and leases, which include the cost of acquiring prospective properties and exploration rights, including interest, and costs incurred in exploration and evaluation activities, are capitalized as assets as part of exploration and evaluation assets. Exploration and evaluation costs are capitalized as an asset until technical feasibility and commercial viability of extraction of reserves are demonstrable, then the capitalized exploration costs are reclassified to property, plant and equipment. Exploration and evaluation costs include an allocation of administration and salary costs as determined by management.

Depreciation on equipment used in exploration and evaluation is charged to exploration and evaluation assets.

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant accounting policies (continued)

(e)	Exploration and evaluation assets (continued)

Prior to reclassification to property and equipment, exploration and evaluation assets are assessed for impairment and any impairment loss is recognized immediately in the statements of loss and other comprehensive loss.

Impairment of exploration and evaluation assets:

Exploration and evaluation assets are assessed for impairment when facts and circumstances suggest that the carrying amount may exceed its recoverable amount. The Company reviews and tests for impairment on an ongoing basis and specifically if the following occurs:

(i)	the period for which the Company has a right to explore in the specific area has expired or is expected to expire;

(ii)	the exploration and evaluation have not led to the discovery of economic reserves;

(iii)	the development of the reserves is not economically or commercially viable; and

(iii)	the exploration is located in an area that has become politically unstable.

No amortization is charged during the exploration and evaluation phase.

(f)	Financial instruments

The Company recognizes financial assets and financial liabilities on the date the Company becomes a party to the contractual provisions of the instruments. A financial asset is derecognized either when the Company has transferred substantially all the risks and rewards of ownership of the financial asset or when cash flows expire. A financial liability is derecognized when the obligation specified in the contract is discharged, canceled or expired. The Company’s financial assets include cash and cash equivalents, and amounts receivable, excluding HST receivable. The Company’s financial liabilities include trade payables and accrued liabilities.

Non-derivative financial instruments are recognized initially at fair value plus attributable transaction costs, where applicable for financial instruments not classified as fair value through profit or loss. Subsequent to initial recognition, non-derivative financial instruments are classified and measured as described below:

Financial assets at fair value through profit or loss (“FVTPL”) – cash and cash equivalents are classified as financial assets at FVTPL and are measured at fair value. Cash and cash equivalents comprise cash at banks and on hand with original maturity of three months or less and are readily convertible to specified amounts of cash.

Amortized cost – Amounts receivable, excluding HST receivable, are classified as and measured at amortized cost using the effective interest rate method, less impairment losses, if any.

Financial assets at fair value through other comprehensive income (“FVOCI”) – Financial assets designated as financial assets at fair value through other comprehensive income on initial recognition are recorded at fair value on the trade date with directly attributable transaction costs included in the recorded amount. Subsequent changes in fair value are recognized in other comprehensive income. The Company does not have any financial assets measured at fair value through other comprehensive income.

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant accounting policies (continued)

(f)	Financial instruments (continued)

Non-derivative financial liabilities – Trade payables and accrued liabilities are accounted for at amortized cost, using the effective interest rate method.

(g)	Provisions

Provisions are recognized when: (i) the Company has a present obligation (legal or constructive) as a result of a past event, and (ii) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

(h)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive loss.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiary and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(i)	Share-based payments

The Company records compensation cost associated with equity-settled share-based awards based on the fair value of the equity instrument at the date of grant. The fair value of stock options and warrants is determined using the Black-Scholes option pricing model. The fair value of deferred share units (“DSUs”) is measured at the market value of the underlying shares, as estimated by management, on the date of grant. The compensation expense is recognized on a straight-line basis over the vesting period, if any, based on the estimate of equity instruments expected to vest. The estimate of options and DSUs expected to vest is revised at the end of each reporting period. When options, DSUs or warrants are exercised, the proceeds received, together with any related amount in contributed surplus, is credited to share capital.

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant accounting policies (continued)

(j)	New accounting pronouncements

IAS 16 – Property, Plant and Equipment (“IAS 16”) was amended. The amendments introduce new guidance, such that the proceeds from selling items before the related property, plant and equipment is available for its intended use can no longer be deducted from the cost. Instead, such proceeds are to be recognized in profit or loss, together with the costs of producing those items. The adoption of the amendments to IAS 16 on January 1, 2022 did not have a significant impact on the consolidated financial statements.

IAS 37 – Provisions, Contingent Liabilities, and Contingent Assets (“IAS 37”) was amended. The amendments clarify that when assessing if a contract is onerous, the cost of fulfilling the contract includes all costs that relate directly to the contract – i.e., a full-cost approach. Such costs include both the incremental costs of the contract (i.e., costs a company would avoid if it did not have the contract) and an allocation of other direct costs incurred on activities required to fulfill the contract – e.g., contract management and supervision, or depreciation of equipment used in fulfilling the contract. The adoption of the amendments to IAS 37 on January 1, 2022 did not have a significant impact on the consolidated financial statements.

(k)	Recent accounting pronouncements not yet adopted

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods commencing on or after January 1, 2023. Many are not applicable or do not have a significant impact to the Company and have been excluded.

IAS 1 – Presentation of Financial Statements (“IAS 1”) was amended in January 2020 to provide a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangements in place at the reporting date. The amendments clarify that the classification of liabilities as current or noncurrent is based solely on a company’s right to defer settlement at the reporting date. The right needs to be unconditional and must have substance. The amendments also clarify that the transfer of a company’s own equity instruments is regarded as settlement of a liability, unless it results from the exercise of a conversion option meeting the definition of an equity instrument. The amendments are effective for annual periods beginning on January 1, 2023. The Company does not expect the amendments to IAS 1 to have a significant impact on the consolidated financial statements.

IAS 1 – In February 2021, the IASB issued ‘Disclosure of Accounting Policies’ with amendments that are intended to help preparers in deciding which accounting policies to disclose in their financial statements. The amendments are effective for year ends beginning on or after January 1, 2023. The Company does not expect the amendments to IAS 1 to have a significant impact on the consolidated financial statements.

IAS 8 – In February 2021, the IASB issued ‘Definition of Accounting Estimates’ to help entities distinguish between accounting policies and accounting estimates. The amendments are effective for year ends beginning on or after January 1, 2023. The Company does not expect the amendments to IAS 8 to have a significant impact on the consolidated financial statements.

4.	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenue and expenses during the reporting period. Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from those estimates.

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

4.	Use of estimates and judgments (continued)

In particular, information about significant areas of estimation uncertainty considered by management in preparing the consolidated financial statements is described below:

(i)	Impairment of exploration and evaluation expenditures

The carrying values of capitalized amounts are reviewed when indicators of impairment are present. If it is determined that capitalized exploration and evaluation costs are not recoverable, or the property is abandoned or management has determined an impairment in value, the property is written down to its recoverable amount.

The recoverability of amounts shown for exploration and evaluation assets is dependent on the existence of economically recoverable reserves, the ability to obtain financing to complete the development of such reserves and meet obligations under various agreements, and the success of future operations or dispositions. If a project does not prove viable, all unrecoverable costs associated with the project net of any related existing impairment provisions are written off.

(ii)	Contingencies

By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events.

(iii)	Fair value of stock-based compensation and warrants

In determining the fair value of stock-based compensation and warrants, option pricing models are used that require management to make estimates and assumptions regarding the expected life and market price of its equity instruments, volatility, share price and risk-free interest rates.

(iv)	Going concern

As is common with exploration companies, the Company’s ability to continue its on-going and planned exploration activities and continue operations as a going concern, is dependent upon the recoverability of costs incurred to date on mineral properties, the existence of economically recoverable reserves, and the ability to obtain necessary equity financing from time to time. Management’s assessment of the going concern assumption requires significant judgement.

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

5.	Income taxes

The provision for income tax differs from the amount that would have resulted by applying the combined Canadian statutory income tax rates of approximately 26.5% (2021 – 26.5%):

	December 31, 2022	December 31, 2021
Loss before income tax	$(32,464,021)	$(3,936,090)
Canadian Statutory Tax Rate	26.5%	26.5%

Expected tax recovery	$(8,602,966)	$(1,043,064)
Share-based compensation	6,485,661	94,655
Foreign tax rate deferential	1,937	3,376
Change in tax benefit not recognized	2,270,728	1,038,309

Total	$155,360	$93,276

The components of tax expense included in the determination of the loss for the year are as follows:

	December 31, 2022	December 31, 2021
Current tax expense	$—	$—
Deferred tax expense	155,360	93,276

Total	$155,360	$93,276

The following table reflects the change in deferred income tax liability at December 31, 2022 and 2021:

	December 31, 2022	December 31, 2021
Balance, beginning of year	$(1,617,383)	$(1,640,003)
Deferred income tax expense	(155,360)	(93,276)
Foreign currency translation	(110,918)	115,896

Balance, end of year	$(1,883,661)	$(1,617,383)

The following table summarizes the components of deferred income tax:

	December 31, 2022	December 31, 2021
Exploration and evaluation assets	$(2,692,830)	$(2,312,310)
Loss carryforwards	809,169	694,927

Deferred tax liabilities, net	$(1,883,661)	$(1,617,383)

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

5.	Income taxes (continued)

As at December 31, 2022, deferred tax assets for the carry forward of certain unused tax losses and unused tax credits have not been recognized as it is not probable that taxable income will be available against which the unused tax losses and credits can be utilized. Deductible temporary differences for which no deferred tax assets have been recognized are attributable to the following:

Canada	December 31, 2022	December 31, 2021
Non-capital losses	$68,327,000	$59,682,000
Deductible temporary differences	$2,497,249	$2,624,085
Property and equipment	$—	$1,452

Brazil	December 31, 2022	December 31, 2021
Non-capital losses	$4,597,870	$3,905,608

Brazilian tax losses carried forward can only be applied, in any year, in an amount up to 30% of taxable income for that year. Tax losses in Canada can be carried forward to reduce taxable income in future years. The losses are scheduled to expire as follows:

Year of Expiry	Amount
2042	$8,645,000
2041	4,268,000
2040	3,355,000
2039	4,681,000
2038	3,843,000
2037	4,804,000
2036	6,207,000
2035	8,182,000
2034	8,041,000
2033	4,762,000
2032	2,950,000
2031	3,127,000
2030	2,891,000
2029	2,571,000

$68,327,000

6.	Cash and cash equivalents

	2022	2021
Cash at banks	$11,804,907	$14,971,250
Short-term deposits	—	173,169

	$11,804,907	$15,144,419

Cash at banks earns interest at floating rates based on daily bank deposit rates. Short-term deposits are invested in certificate deposits at interbank rates with no fixed term of deposit.

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

7.	Amounts receivable

	December 31, 2022	December 31, 2021
HST	$165,385	$1,055,941
Other receivables	2,469	1,560,603

Total amounts receivable	$167,854	$2,616,544

Other receivables at December 31, 2021 consisted of amounts receivable on the Company’s Reg A financings (see Note 13), all of which were collected during the year ended December 31, 2022. No allowance was required to be taken.

8.	Prepaid expenses

	2022	2021
Prepaid insurance	$17,656	$56,373
Other	81,228	43,193

	$98,884	$99,566

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

9.	Property and equipment

	Vehicles	Office equipment	Furniture and fixtures	Land	Total
Cost:
At January 1, 2022	$45,839	$68,582	$11,032	$856,829	$982,282
Additions	—	12,262	867	—	13,129
Effect of foreign exchange	3,188	4,647	719	59,584	68,138

At December 31, 2022	$49,027	$85,491	$12,618	$916,413	$1,063,549

Depreciation:
At January 1, 2022	$45,538	$60,727	$9,056	$—	$115,321
Effect of foreign exchange	3,166	4,191	587	—	7,944
Depreciation charge for the year	—	3,201	376	—	3,577

At December 31, 2022	$48,704	$68,119	$10,019	$—	$126,842

Net book value:
At December 31, 2022	$323	$17,372	$2,599	$916,413	$936,707
At January 1, 2022	$301	$7,855	$1,976	$856,829	$866,961

Cost:	Vehicles	Office equipment	Furniture and fixtures	Land	Total
At January 1, 2021	$49,225	$68,805	$11,805	$920,117	$1,049,952
Additions	—	4,664	—	—	4,664
Effect of foreign exchange	(3,386)	(4,887)	(773)	(63,288)	(72,334)

At December 31, 2021	$45,839	$68,582	$11,032	$856,829	$982,282

Depreciation:
At January 1, 2021	$48,901	$64,244	$9,233	$—	$122,378
Effect of foreign exchange	(3,363)	(4,449)	(611)	—	(8,423)
Depreciation charge for the year	—	932	434	—	1,366

At December 31, 2021	$45,538	$60,727	$9,056	$—	$115,321

Net book value:
At December 31, 2021	$301	$7,855	$1,976	$856,829	$866,961
At January 1, 2021	$324	$4,561	$2,572	$920,117	$927,574

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

10.	Exploration and evaluation assets

	Year ended December 31, 2022	Year ended December 31, 2021
Balance, beginning of year	$112,188,359	$114,893,005

Additions:
Mineral rights and land fees	19,230	17,362
Additions to exploration and evaluation assets	3,701,119	1,148,588
Share-based compensation (Note 14)	368,341	293,856
Effect of foreign exchange	3,939,703	(4,164,452)

Balance, end of year	$120,216,752	$112,188,359

11.	Trade payables and accrued liabilities

	December 31, 2022	December 31, 2021
Trade payables	$610,371	$1,022,440
Accruals	544,501	972,377
Current portion of land fee installments	—	11,143

Total trade payables and accrued liabilities	$1,154,872	$2,005,960

Included in trade payables and accruals are amounts invoiced or accrued, respectively, according to consulting contracts with directors, officers and consultants of the Company (see Note 19).

During the year ended December 31, 2017, the Company entered into an installment program with the National Mining Agency (“ANM”) for the payment of its mineral rights and land fees. The installment program allows for the payment of outstanding land fees on a monthly basis over a period of five years. Each installment is charged interest at the rate posted by the Special Settlement and Custody System (“SELIC”) until the month prior to payment plus 1% in the month of payment. Any monthly installments not paid by the due date would incur additional fines of 0.33% per day up to a maximum of 20%. Failure to pay two consecutive monthly installments will result in the cancellation of the instalment plan. As at December 31 31, 2022, the balance owing on the installment plan was $nil (December 31, 2021 - $11,143 (R$62,177)), included in current portion of land fee installments in the table above, which approximated the present value of the expected payments.

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

12.	Loans payable

		2227929
	Sentient	Ontario Inc.	Aberdeen	Sulliden	Greenway	Newdene	Total
Balance, December 31, 2020	$1,125,410	$115,622	$461,012	$71,617	$—	$—	$1,773,661

Draw downs		160,000	381,000	—	138,603	135,000	814,603
Interest and financing fees	256,467	29,363	74,036	8,053	12,771	9,232	389,922
Extension fee transferred from accounts	250,000	—	—	—	—	—	250,000
payable[1]
Payments	(1,631,877)	(304,985)	(916,048)	(79,670)	(151,875)	(144,232)	(3,228,687)
Effect of foreign exchange	—	—	—	—	501	—	501

Balance, December 31, 2022 and 2021	$—	$—	$—	$—	$—	$—	$—

1.	The extension fees were accrued during the years ended December 31, 2020 and 2019 and transferred from accounts payable and accrued liabilities to the loan balance on September 30, 2021. See below.

On October 29, 2019, Brazil Potash entered into a loan agreement with Sentient Global Resource Fund IV LP, (“Sentient”). Pursuant to the terms of the loan agreement (the “Loan”), Sentient agreed to lend the Company $1,000,000 at an interest rate of 30% per annum and an initial repayment date of April 29, 2020. The Company also accrued a setup fee of $200,000 to accounts payable and accrued liabilities, in connection with the loan. On April 29, 2020, the Company accrued an extension fee of $50,000 to accounts payable and accrued liabilities, to extend the due date on the loan to July 31, 2020. The Company began accruing interest on the loan on August 1, 2020. On September 30, 2021, the Company entered into an amended and restated loan agreement with Sentient (the “Amended Loan”). Under the terms of the Amended Loan, the principal and accrued interest due and payable under the original loan along with the extension fees of $250,000, previously included in accounts payable and accrued liabilities, totaling $1,599,794, was capitalized to the loan balance at September 30, 2021. The Amended Loan accrued interest at a rate of 12%. The principal and accrued interest was due and payable no later than June 30, 2022. The Amended Loan included restrictive covenants which restricted the Company from incurring any other indebtedness with a maturity earlier than June 30, 2022 or making any payments of interest, fees or principal under any loan agreements entered into on or after September 30, 2021 until the Amended Loan is paid in full. On November 30, 2021, the Company repaid the balance of the loan, including interest accrued. A director of the Company is a principal at Sentient.

On June 15, 2020, the Company entered into a loan agreement with 2227929 Ontario Inc. (“2227929”) Pursuant to the terms of the loan agreement, 2227929 agreed to lend the Company $40,000 at an interest rate of 12% per annum. On December 17, 2020 and during the year ended December 31, 2021, the Company drew down additional amounts of $70,000 and $160,000, respectively, on the loan. Interest and principal were due and payable three months from the date of the agreement. On September 15, 2020, the loan was further extended three months under the same terms. On December 15, 2020, the loan was extended to July 31, 2021 and on September 30, 2021 the loan was further extended to June 30, 2022. On November 29, 2021, the Company repaid the balance of the loan including interest accrued.

On July 2, 2020, the Company entered into a loan agreement with Aberdeen International Inc. (“Aberdeen”) Pursuant to the terms of the loan agreement, Aberdeen agreed to lend the Company $100,000 at an interest rate of 12% per annum. Interest and principal are due and payable on or before January 2, 2021. During the year ended December 31, 2020, Aberdeen advanced an additional $348,000 to the Company under the same terms. On January 15, 2021, the Company drew down an additional $32,000. On February 9, 2021, the loans were extended to July 31, 2021. On September 30, 2021, the loan was further extended to June 30, 2022. On November 29, 2021, the Company repaid the balance of the loan, including interest accrued. Stan Bharti (a director of the Company) is a director and officer of Aberdeen and Ryan Ptolemy (an officer of the Company), is an officer of Aberdeen.

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

12.	Loans payable (continued)

On April 1, 2021 and August 4, 2021, the Company entered into additional loan agreements with Aberdeen with a maturity date of December 31, 2021. Pursuant to the terms of the loan agreement, Aberdeen agreed to lend the Company $200,000 and $149,000 at an interest rate of 12% per annum. On September 30, 2021, the loans were extended to June 30, 2022. On November 29, 2021, the Company repaid the balance of the loan, including interest accrued.

On October 22, 2020, the Company entered into a loan agreement with Sulliden Mining Capital Inc. (“Sulliden”). Pursuant to the terms of the loan agreement, Sulliden agreed to lend the Company $70,000 at an interest rate of 12% per annum. Interest and principal were due and payable on or before December 21, 2020. On February 10, 2021, Sulliden agreed to extend the maturity date of the loan to July 31, 2021. On July 31, 2021, the maturity date of the loan was extended to December 31, 2021 and on September 30, 2021 the loan was further extended to June 30, 2022. On November 29, 2021, the Company repaid the balance of the loan, including interest accrued. Stan Bharti (a director of the Company) is a director and officer of Sulliden and Ryan Ptolemy (an officer of the Company), is an officer of Sulliden.

On February 26, 2021, the Company entered into a loan agreement with Greenway Investments International Ltd. (“Greenway”). Pursuant to the terms of the loan agreement, Greenway agreed to lend the Company CAD$175,000 ($138,603), at an interest rate of 12% per annum. Interest and principal are due and payable on or before September 1, 2021. On September 30, 2021, the loan was extended to June 30, 2022. On November 29, 2021, the Company repaid the balance of the loan, including interest accrued.

On May 5, 2021, the Company entered into a loan agreement with Newdene Gold Inc. (“Newdene”). Pursuant to the terms of the loan agreement, Newdene agreed to lend the Company $135,000, at an interest rate of 12% per annum. Interest and principal are due and payable on or before December 31, 2021. On September 30, 2021, the loan was extended to June 30, 2022. On November 29, 2021, the Company repaid the balance of the loan, including interest accrued.

13.	Share capital

(a)	Authorized

Unlimited number of common shares without par value.

(b)	Issued

	Year ended December 31, 2022		Year ended December 31, 2021
	Number of shares	Stated Value $	Number of shares	Stated Value $
Common shares
Balance, beginning of year	138,392,554	227,154,731	130,144,334	197,304,457
Reg A offering, net of issue costs	1,869,861	6,789,838	8,248,220	29,850,274
DSU exercise	666,667	1,666,668	—	—

Balance, end of year	140,929,082	235,611,237	138,392,554	227,154,731

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

13.	Share capital (continued)

(b)	Issued (continued)

On May 19, October 18, November 2, November 25 and December 20, 2021, the Company closed Tier 2 offerings pursuant to Regulation A (Regulation A+) (“Reg A Offering”) issuing 8,248,220 common shares of the Company at a purchase price of $4.00 per share for gross proceeds of $32,992,880. The Company paid share issue costs of $3,142,606 in connection with the offerings.

On January 28, 2022, February 2, 2022, March 24, 2022, April 8, 2022, May 11, 2022, June 22, 2022, July 22, 2022, August 8, 2022, and August 31, 2022, the Company closed portions of a Reg A Offering issuing 1,869,861 common shares of the Company at a purchase price of $4.00 per share for gross proceeds of $7,479,444.

During the year ended December 31, 2022, the Company paid share issue costs of $689,606 in connection with the offerings.

On December 21, 2022, 666,667 DSUs with a grant date fair value of $1,666,668 were exercised.

14.	Share-based payments

The continuity of share-based payments reserve activity during the years was as follows:

	Year ended	Year ended
	December 31, 2022	December 31, 2021
Balance, beginning of the year	$43,023,258	$43,259,413
Vesting of options	1,725,617	—
Vesting of DSUs	22,996,915	651,045
Option extension	657,800	—
DSU exercise	(1,666,668)	—
Expired options	(2,812,108)	(887,200)

Balance, end of the year	$63,924,814	$43,023,258

(a)	Option plan

The Company has an incentive share option plan (“the Plan”) whereby the Company may grant to directors, officers, employees and consultants options to purchase shares of the Company. The Plan provides for the issuance of share options to acquire up to 10% of the Company’s issued and outstanding capital at the date of grant. The Plan is a rolling plan, as the number of shares reserved for issuance pursuant to the grant of stock options will increase as the Company’s issued and outstanding share capital increases. Options granted under the Plan will be for a term not to exceed five years.

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

14.	Share-based payments (continued)

(a)	Option plan (continued)

The plan provides that it is solely within the discretion of the Board to determine who would receive share options and in what amounts. In no case (calculated at the time of grant) shall the plan result in:

•	the number of options granted in a twelve-month period to any one consultant exceeding 2% of the issued shares of the Company;

•	the aggregate number of options granted in a twelve-month period to any one optionee exceeding 5% of the outstanding shares of the Company; and

•

the number of options granted in a twelve-month period to employees and management company employees undertaking investor relations activities exceeding in aggregate 2% of the issued shares of the Company.

Share option transactions continuity during the period were as follows (in number of options):

	Year ended December 31, 2022		Year ended December 31, 2021
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance, beginning of year	7,545,500	$1.96	7,945,500	$2.02
Granted	1,250,000	$4.00	—	$—
Extended	200,000	$2.50	—	$—
Expired	(875,000)	$2.07	(400,000)	$3.13

Balance, end of year	8,120,500	$2.28	7,545,500	$1.96

On January 20, 2022, the Company granted 1,250,000 options with exercise prices of $4.00 and an expiry date of January 20, 2027. The options vest in four equal instalments over two years starting on the date of grant. The fair value of the options of $1.734 was estimated using the Black-Scholes option pricing model, with the following weighted average assumptions: a market price of common shares of $4.00, expected dividend yield of 0%, expected volatility of 48% based on the historic volatility of comparable companies, risk-free interest rate of 1.68% and an expected life of 5.0 years. During the year ended December 31, 2022, the Company recognized an expense of $1,725,617 was charged to the consolidated statements of loss and other comprehensive loss.

The Company extended the expiry dates of options held by a consultant of the Company such that 200,000 options with exercise prices of $2.50 per share and expiring on November 25, 2021, would expire on July 22, 2025. The weighted average incremental fair value of the options of $0.60 was estimated using the Black-Scholes option pricing model, calculated immediately before and after the extension, with the following weighted average assumptions: a market price of common shares of $4.00, expected dividend yield of 0%, expected volatility of 48% based on the historic volatility of comparable companies, risk-free interest rate of 1.46% and an expected life of 3.6 years. The total value of the option extension was $120,000 which was capitalized to exploration and evaluation assets.

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

14.	Share-based payments (continued)

(a)	Option plan (continued)

During the year ended December 31, 2022, 875,000 options with weighted average exercise prices of $2.07 per share, expired, unexercised.

At December 31, 2022, outstanding options to acquire common shares of the Company were as follows:

Date of expiry	Options outstanding	Options exercisable	Exercise price
July 30, 2023	540,000	540,000	$1.00
July 30, 2023	783,000	783,000	$2.50
June 1, 2024	250,000	250,000	$3.75
July 20, 2025	3,182,500	3,182,500	$2.50
July 20, 2025	2,115,000	2,115,000	$1.00
January 20, 2027	1,250,000	625,000	$4.00

	8,120,500	7,495,500

(b)	Deferred share unit plan (“DSU plan”)

The Company has a DSU plan that provides for the grant of DSUs to employees, officers or directors of the Company. The Plan allows the Company the ability to issue one common share from treasury for each DSU held on the date upon which the participant ceases to be a director, officer or employee of the corporation. The maximum number of Common Shares available for issuance under the DSU plan may not exceed 10% of the fully diluted issued share capital of the Company at any time.

DSU transactions continuity during the years were as follows (in number of DSUs):

	Year ended	Year ended
	December 31, 2022	December 31, 2021
Balance, beginning of year	7,700,000	7,700,000
Cancelled	(2,425,000)	—
Exercised	(666,667)	—
Granted	8,450,000	—

Balance, end of year	13,058,333	7,700,000

Of the 13,058,333 DSUs outstanding, 9,905,000 have vested.

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

14.	Share-based payments (continued)

(b)	Deferred share units plan (“DSU plan”) (continued)

The 6,700,000 DSUs granted during the year ended December 31, 2015 had the following vesting conditions:

(i)	As to one-third of the DSUs, vesting shall occur immediately;

(ii)

As to the second one-third, upon the later of (a) completion by the Company of a pre-feasibility study or feasibility study; and (b) receipt by the Company of the preliminary license for the project; and

(iii)	As to the final one third of the DSUs, upon the Company completing arrangements for project construction financing, as detailed in the pre-feasibility study or feasibility study for the project.

Of the 6,700,000 DSUs granted, 4,133,334 DSUs have vested, of which 666,667 were exercised, 900,000 were forfeited and 1,666,666, which have the vesting condition (iii) above, were revised such that the vesting condition previously estimated to be met December 2019 was changed to June 30, 2023 as that is the estimated timeline. The estimated fair value of the DSUs at the date of grant is recognized over the vesting period. During the year ended December 31, 2022, the Company recognized a recovery of $561,969, related to this amortization (year ended December 31, 2021 – expense of $425,879) of which, an expense of $60,489 (December 31, 2021 – $68,690) was capitalized to exploration and evaluation assets, with the remaining recovery of $622,458 (year ended December 31, 2021 – expense of $357,189) was charged to the consolidated statements of loss and other comprehensive loss. The fair value of the DSUs at grant date were valued using an estimated market price of $2.50.

On July 25, 2017, the Company granted an additional 1,000,000 DSUs. The DSUs vested immediately. The fair value of the DSUs at the date of grant was valued using an estimated market price of $3.75.

On August 9, 2019, the Company granted 500,000 DSUs. 200,000 DSUs vested immediately, while 150,000 DSUs would vest when the Company obtains its installation license for the Autazes project estimated to be March 31, 2022 and the final 150,000 DSUs would vest upon the Company initiating project construction estimated to be in July 2022. The expected vesting dates of the DSUs were subsequently revised such that the DSUs expected to vest March 31, 2022 and July 2022 are expected to vest June 30, 2023. The fair value of the DSUs at the date of grant is amortized over the vesting period. During the year ended December 31, 2022, the Company recognized an expense of $187,852 (year ended December 31, 2021 – $225,166) was capitalized to exploration and evaluation assets. The fair value of the DSUs at the date of grant was valued using an estimated market price of $3.75.

On February 15, 2022, the Company granted 3,450,000 DSUs. The DSUs vest in six equal tranches every six months over a three-year term. On August 15, 2022, 2,025,000 of the DSUs were cancelled. The fair value of the DSUs is amortized over the vesting period. During the year ended December 31, 2022, the Company recognized an expense of $3,371,032 related to this amortization charged to the consolidated statements of loss and other comprehensive loss. The fair value of the DSUs at the date of grant was valued using an estimated market price of $4.00.

On September 16, 2022, the Company granted 5,000,000 DSUs. The DSUs vest immediately. During the year ended December 31, 2022, the Company recognized an expense of $20,000,000, related to the estimated fair value of the DSUs at the date of grant charged to the consolidated statements of loss and other comprehensive loss. The fair value of the DSUs at the date of grant was valued using an estimated market price of $4.00.

During the year ended December 31, 2022, the total amount related to the vesting of DSUs was $22,996,915 (year ended December 31, 2021 – $651,045) of which $248,341 (year ended December 31, 2021 – $293,856) was capitalized to exploration and evaluation assets and $22,748,574 (year ended December 31, 2021 – $357,189) is included in the consolidated statements of loss and other comprehensive loss.

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

15.	Warrants

At December 31, 2022, outstanding warrants to acquire common shares of the Company were as follows:

Number of warrants	Exercise price	Expiry Date
1,147,500	$1.00	*

*

On September 11, 2009, the Company issued 1,147,500 broker warrants in connection with a private placement financing. These warrants are exercisable for up to twelve months from the date the Company begins trading on a public exchange.

Warrant transactions during the years were as follows:

	Year ended December 31, 2022			Year ended December 31, 2021
	Number of warrants	Weighted average exercise price	Grant date fair value	Number of warrants	Weighted average exercise price	Grant date fair value
Balance, beginning of year	1,147,500	$1.00	$604,000	23,343,500	$2.43	$23,715,254
Expired	—	—	—	(22,196,000)	2.50	(23,111,254)

Balance, end of year	1,147,500	$1.00	$604,000	1,147,500	$1.00	$604,000

On May 15, 2021, 22,196,000 warrants with exercise prices of $2.50 expired, unexercised.

16.	Loss per share

Basic loss per share is calculated by dividing the loss for the year by the weighted average number of common shares outstanding during the year ended December 31:

	2022	2021
Loss for the year attributable to common shareholders	$32,619,381	$4,029,366

Weighted average number of common shares	139,629,405	131,176,764

Basic and diluted loss per common share	$0.23	$0.03

The basic and diluted loss per share excludes options exercisable for 7,495,500 common shares of the Company at a weighted average exercise price of $2.28, warrants exercisable for 1,147,500 common shares of the Company at a weighted average exercise price of $1.00 and 9,905,000 vested DSUs as these are anti-dilutive.

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

17.	Financial Risk Management Objectives and Policies

The Company’s financial instruments comprise cash and cash equivalents, amounts receivable, trade payables and accrued liabilities. The main purpose of these financial instruments is to raise finance to fund operations.

The Company does not enter into any derivative transactions.

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

(a)	Credit risk

Credit risk arises when a failure by counterparties to discharge their obligations could reduce the amount of future cash inflows from financial assets. With respect to credit risk arising from financial assets of the Company, which comprise cash and minimal receivables, the Company’s exposure to credit risk arises from default of counterparties, with a maximum exposure equal to the carrying amount of these instruments. Cash and cash equivalents are held with high credit quality financial institutions. Other amounts receivable consists of amounts collected on behalf of the Company by a service provider used in connection with its Reg A financing. Management believes that the credit risk concentration with respect to these financial instruments is remote.

(b)	Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at December 31, 2022, the Company had a cash and cash equivalents balance of $11,804,907 to settle current liabilities of $1,154,872.

(c)	Market risk

Market risk is the risk that changes in market prices, such as interest rates, foreign exchange rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments.

(d)	Interest rate risk

The Company has cash and cash equivalent balances as at December 31, 2022. The Company considers interest rate risk to be minimal as cash is held on deposit at major financial institutions.

(e)	Foreign currency risk

Foreign currency risk is created by fluctuations in the fair value or cash flows of financial instruments due to changes in foreign exchange rates and exposure as a result of investment in its foreign subsidiary. The Company’s foreign currency risk arises primarily with respect to the Canadian dollar and Brazilian Reais. Fluctuations in the exchange rates between these currencies and the US dollar could have a material impact on the Company’s business, financial condition and results of operations. The Company does not engage in hedging activity to mitigate this risk.

The following summary illustrates the fluctuations in the exchange rates applied during the year ended December 31, 2022:

	Average rate	Closing rate
CAD	0.7692	0.7383
BRL	0.1936	0.1917

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

17.	Financial Risk Management Objectives and Policies (continued)

(e)	Foreign currency risk (continued)

A $0.01 strengthening or weakening of the US dollar against the Canadian dollar at December 31, 2022 would result in an increase or decrease in operating loss of $1,785 and an increase or decrease in other comprehensive income of approximately $nil. A $0.01 strengthening or weakening of the US dollar against the Brazilian Real would result in an increase or decrease in operating loss of approximately $nil and an increase or decrease in other comprehensive loss in the consolidated statements of loss and other comprehensive loss of approximately $3,344,862.

(f)	Capital management

The Company manages its capital to ensure that it will be able to continue as a going concern in order to support the ongoing exploration and development of its mineral property in Brazil and to provide sufficient working capital to meet its ongoing obligations.

In the management of capital, the Company includes the components of shareholders’ equity, cash and cash equivalents, as well as short-term investments (if any).

The Company manages its capital structure and makes adjustments to it in accordance with the aforementioned objectives, as well as, in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Company may issue new shares, acquire or dispose of assets and adjust the amount of cash and cash equivalents and short-term investments. There is no dividend policy. The Company is not subject to any externally imposed capital requirements, nor is its subsidiary in Brazil. There were no changes to the Company’s capital management during the years ended December 31, 2022 and 2021.

18.	Financial Instruments

The fair values of financial assets and liabilities, together with the carrying amounts shown in the consolidated statements of financial position, are as follows:

	Financial instrument classification	Carrying amount	Fair value
As at December 31, 2022		$	$
Financial assets:
Cash and cash equivalents	FVPL	11,804,907	11,804,907
Amounts receivable	Amortized cost	2,469	2,469
Financial liabilities:
Trade payables and accrued liabilities	Amortized cost	1,154,872	1,154,872

As at December 31, 2021		$	$
Financial assets:
Cash and cash equivalents	FVPL	15,144,419	15,144,419
Amounts receivable	Amortized cost	1,560,603	2,616,544
Financial liabilities:
Trade payables and accrued liabilities	Amortized cost	2,005,960	2,005,960

Brazil Potash Corp.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

18.	Financial Instruments (continued)

The fair value of short-term financial instruments approximates their carrying value due to the relatively short period of time to maturity. These include cash and cash equivalents, restricted cash, amounts receivable, trade payables and accrued liabilities and loans.

19.	Related Party Disclosures

(a)	Key management personnel compensation

In addition to their contracted fees, directors and executive officers also participate in the Company’s Share option program and DSU plan. Certain executive officers are subject to a mutual termination notice ranging from one to twelve months. Key management personnel compensation comprised:

	Year ended December 31, 2022	Year ended December 31, 2021
Directors & officers compensation	$1,589,996	$1,674,175
Share-based payments	16,764,919	412,141

	$18,354,915	$2,086,316

Included in the above amounts, is $579,996 (December 31, 2021 - $579,996) paid or accrued according to a contract for business and operational consulting services with Forbes & Manhattan, Inc., a company for which Mr. Stan Bharti (a director of the Company) is the Executive Chairman.

During the year ended December 31, 2022, the Company recorded an expense of $16,764,919 (December 31, 2021 – $412,141) in share-based compensation related to the amortization of the estimated fair value of DSUs granted to directors and officers of the Company in 2015 and 2022. As at December 31, 2022, 9,500,000 DSUs were granted to officers and directors of the Company of which 7,416,960 have vested, and 2,083,040 have not yet vested (See Note 14(b)).

(b)	Transactions with other related parties

As at December 31, 2022, trade payables and accrued liabilities included an amount of $16,686 (December 31, 2021 - $177,824) owing to directors and officers of the Company for consulting fees and $9,299 owing to directors and officers for expense reimbursement (December 31, 2021 - $nil).

During the year ended December 31, 2022, the Company recorded an expense of $1,818,755 (December 31, 2021 - $207,127) for travel costs with Tali Flying LP, a company which has a common director. As at December 31, 2022, trade payables and accrued liabilities included $39,495 (December 31, 2021 - $67,408) owing to Tali Flying LP.

These transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

20.	Commitments and contingencies

The Company is party to certain management contracts. These contracts require payments of approximately $8,000,000 to directors, officers and consultants of the Company upon the occurrence of a change in control of the Company, as such term is defined by each respective consulting agreement. The Company is also committed to payments upon termination of approximately $1,518,000 pursuant to the terms of these contracts. As a triggering event has not taken place, these amounts have not been recorded in these consolidated financial statements.

Item 8. Exhibits

Exhibit No.	Description

2.1+	Certificate of Incorporation of Brazil Potash Corp.

2.2+	Bylaws of Brazil Potash Corp.

3.1+	Form of Warrant Certificate

3.2+	Form of Stock Option Agreement

4.1+	Form of Reg A Subscription Agreement

4.2+	Form of Amended Subscription Agreement

6.1	Stock Option Plan

6.2	Deferred Share Unit Plan

6.3	Amendment to Independent Contractor Agreement, dated as of January 1, 2019, between Brazil Potash Corp. and Gower Exploration Consulting Inc.

6.4	Amendment to Independent Contractor Agreement, dated as of January 1, 2022, between Brazil Potash Corp. and Helio Diniz

6.5	Amendment to Independent Contractor Agreement, dated as of February 1, 2015, between Brazil Potash Corp. and Forbes & Manhattan, Inc.

6.6	Amendment to Independent Contractor Agreement, dated as of November 1, 2021, between Brazil Potash Corp. and Neil Said

6.7	Amendment to Independent Contractor Agreement, dated as of November 1, 2021, between Brazil Potash Corp. and Ryan Ptolemy

6.8	Independent Contractor Agreement, dated as of February 1, 2015, between Brazil Potash Corp. and Iron Strike Inc.

6.9	Services Agreement, dated as of September 16, 2021, between Potássio do Brasil Ltda. and J. Mendo Consultoria Empresarial Ltda. [English translation]

6.10	Amended and Restated Broker-Dealer Agreement dated June 15, 2021 between Brazil Potash Corp. and Dalmore Group, LLC

6.11	Amended and Restated Loan Agreement, dated as of September 30, 2021, between Brazil Potash Corp. and Sentient Global Resources Fund IV LP

6.12	Maturity Date Extension, dated September 30, 2021, between 2227929 Ontario Inc. and Brazil Potash Corp., amending Loan Agreement between Brazil Potash Corp. and 2227929 Ontario Inc.

6.13	Maturity Date Extension, dated February 9, 2021, amending Loan Agreement between Brazil Potash Corp. and Aberdeen International Inc.

6.14	Maturity Date Extension, dated September 30, 2021, between Aberdeen International Inc. and Brazil Potash Corp., amending Loan Agreement between Brazil Potash Corp. and Aberdeen International Inc.

6.15	Loan Agreement, dated as of April 1, 2021, between Brazil Potash Corp. and Aberdeen International Inc.

6.16	Maturity Date Extension, dated September 30, 2021, between Aberdeen International Inc. and Brazil Potash Corp., amending Loan Agreement between Brazil Potash Corp. and Aberdeen International Inc.

6.17	Loan Agreement, dated as of August 4, 2021, between Brazil Potash Corp. and Aberdeen International Inc.

6.18	Maturity Date Extension, dated September 30, 2021, between Aberdeen International Inc. and Brazil Potash Corp., amending Loan Agreement between Brazil Potash Corp. and Aberdeen International Inc.

6.19	Maturity Date Extension, dated February 10, 2021, between Sulliden Mining Capital Inc. and Brazil Potash Corp., amending Loan Agreement between Brazil Potash Corp. and Sulliden Mining Capital Inc.

6.20	Maturity Date Extension, dated September 30, 2021, between Sulliden Mining Capital Inc. and Brazil Potash Corp., amending Loan Agreement between Brazil Potash Corp. and Sulliden Mining Capital Inc.

6.21	Loan Agreement, dated as of February 26, 2021, between Brazil Potash Corp. and Greenway Investments International Ltd.

6.22	Maturity Date Extension, dated September 30, 2021, between Greenway Investments International Ltd. and Brazil Potash Corp., amending Loan Agreement between Brazil Potash Corp. and Greenway Investments International Ltd.

6.23	Loan Agreement, dated as of May 5, 2021, between Brazil Potash Corp. and Newdene Gold Inc.

6.24	Maturity Date Extension, dated September 30, 2021, between Newdene Gold Inc. and Brazil Potash Corp., amending Loan Agreement between Brazil Potash Corp. and Newdene Gold Inc.

6.25*	Offtake Agreement, dated as of September 29, 2022, between Potássio do Brasil Ltda. and Amaggi Exportação E Importação Ltda. [English translation]

6.26*	Distribution and Marketing Agreement, dated as of September 29, 2022, between Potássio do Brasil Ltda. and Amaggi Exportação E Importação Ltda. [English translation]

6.27*	Shipping Agreement, dated as of September 30, 2022, between Potássio do Brasil Ltda. and Hermasa Navegação da Amazônia Ltda. [English translation]

11.1	Consent of MNP, LLP, independent registered public accounting firm

11.2	Consent of ERCOSPLAN Ingenieurgesellschaft Geotechnik und Bergbau mbH with respect to the Technical Report

11.3	Consent of L&M Assessoria with respect to Chapter 19 of the Technical Report

14.1+	Appointment of Agent for Service of Process

15.1	Technical Report Summary of the Autazes Potash Project—Pre-Feasibility Study

+

Filed as an exhibit to our Form 1-A Offering Statement (File No. 024-11208), which was initially filed by us with the SEC on May 5, 2020, as amended by our Post-Qualification Offering Circular Amendment No. 1 and Post-Qualification Offering Circular Amendment No. 2, which were filed by us with the SEC on June 25, 2021 and July 23, 2021, respectively, and qualified by the SEC on August 2, 2021, and incorporated herein by reference.

*

Pursuant to Item 601(b)(10)(iv) of Regulation S-K, certain information contained in this exhibit has been omitted because such information is not material and is the type of information that we treat as private or confidential.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRAZIL POTASH CORP.

Date: April 28, 2023	By:	/s/ Matthew Simpson
Name: Matthew Simpson
Title: Chief Executive Officer (Principal Executive Officer)

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Matthew Simpson Name: Matthew Simpson Title: Chief Executive Officer and Director (Principal Executive Officer)	Date: April 28, 2023

/s/ Ryan Ptolemy Name: Ryan Ptolemy Title: Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	Date: April 28, 2023

/s/ Stan Bharti Name: Stan Bharti Title: Executive Chairman and Director	Date: April 28, 2023

/s/ David Gower Title: President and Director	Date: April 28, 2023

/s/Andrew Pullar Name: Andrew Pullar Title: Director	Date: April 28, 2023

/s/ Pierre Pettigrew Title: Director	Date: April 28, 2023

/s/ Carmel Daniele Name: Carmel Daniele Title: Director	Date: April 28, 2023